Exhibit 99.1

Trilogy International Partners Inc.

Notice of Annual General and Special Meeting of Shareholders on

May 14, 2021

Management Information Circular

March 31, 2021

March 31, 2021

Dear Shareholders,

On behalf of the board of directors the (“Board”) of Trilogy International Partners Inc. (the “Corporation”), I would like to invite you to attend the Annual General and Special Meeting of Shareholders of the Corporation (the “Meeting”), which is currently scheduled to be held on May 14, 2021, at 8:30a.m., Pacific Daylight Time. In accordance with ongoing efforts in North America to curtail the COVID-19 pandemic, the Corporation will conduct the Meeting in a virtual-only format via a live webcast, as the Corporation did for last year’s annual general meeting of shareholders. You will be able to attend the meeting online at https://web.lumiagm.com/219307018. Registration and participation information appears in the enclosed Management Information Circular (“Circular”).

The Circular describes the business to be conducted at the Meeting and provides information concerning the compensation of directors and senior management.

Your participation in the affairs of the Corporation is important to us. Should you be unable to attend the meeting, there are instructions included within this Circular that describe the process for providing your voting instructions, via proxy or voting information form, to ensure your voice is heard. The voting instructions can be found on page 5 of this Circular.

We look forward to speaking with you at the Meeting.

Sincerely,

John W. Stanton

Chairman of the Board of Directors

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	1

MANAGEMENT INFORMATION CIRCULAR	3

General Information	3

Corporate Background	3

Voting Trust Agreement	4

VOTING INFORMATION	5

Solicitation of Proxies	5

Notice-and-Access	5

Advice to Registered Shareholders — Voting and Revocation of Proxies	6

Advice to Non-Registered Shareholders — Voting Information Forms	7

Advice to Unitholders — Voting Information Forms	7

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	9

Investors Rights Agreement	9

BUSINESS OF THE MEETING	11

Receipt of Financial Statements	11

Election of Directors	11

Appointment of Auditor	17

Approval of Amended and Restated Articles	17

REPORT ON EXECUTIVE COMPENSATION	19

Executive Compensation	19

Performance Graph	25

Executive Summary Compensation Table	27

Executive Equity Incentive Plan Awards	29

Share-Based and Option-Based Awards	30

Summary of Dividend Policy and Dividend Reinvestment Plan	36

Directors’ and Officers’ Insurance and Indemnification	37

Pension Plan Benefits	38

Termination and Change of Control Benefits	38

Director Compensation	39

Securities Authorized for Issuance Under the Corporation’s Equity Compensation Plans	41

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION	42

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	43

Statement of Corporate Governance Practices	43

Board of Directors	43

Diversity	45

Orientation and Continuing Education	46

Nomination of Directors	46

Ethical Business Conduct	46

Board and Committee Assessment	47

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	50

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	50

OTHER BUSINESS	50

ADDITIONAL INFORMATION	51

APPROVAL BY DIRECTORS	51

SCHEDULE “A” AMENDED AND RESTATED ARTICLES	A-1

SCHEDULE “B” BOARD MANDATE	B-2

SCHEDULE “C” AUDIT COMMITTEE CHARTER	C-1

SCHEDULE “D” COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE MANDATE	D-1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of Trilogy International Partners Inc. (the “Corporation” or “TIP Inc.”) will be held on May 14, 2021 at 8:30a.m., Pacific Daylight Time, via a live webcast at https://web.lumiagm.com/219307018.

The Corporation is holding the Meeting in a virtual-only format this year in recognition that, due to the ongoing COVID-19 pandemic, in-person gatherings are currently discouraged (and may be prohibited or strictly limited by applicable regulations) for public health reasons. Shareholders and duly appointed proxyholders can attend the Meeting by going to https://web.lumiagm.com/219307018 and logging in. During the Meeting’s live webcast, shareholders and duly appointed proxyholders will be able to participate, vote, and submit questions. Non-registered owners of shares who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting. See “Attending and Participating in the Meeting” instructions in the Management Information Circular.

At the Meeting, Shareholders will:

1.	receive the consolidated financial statements of the Corporation for the year ended December 31, 2020 and the auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of Shareholders;

3.	appoint auditors that will serve until the next annual meeting of Shareholders and authorize the directors to fix their remuneration;

4.	consider and, if deemed advisable, pass a special resolution approving the adoption of the amended and restated articles of the Corporation to permit virtual shareholder meetings as permitted by applicable law; and

5.	transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

The board of directors of the Corporation (the “Board”) has fixed the close of business on March 25, 2021 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. The Corporation has prepared a list, as of the close of business on the Record Date, of the holders of common shares (the “Common Shares”) and the special voting share (the “Special Voting Share” and together with the Common Shares, the “Shares”) in the capital of the Corporation. A holder of record of Shares whose name appears on such list is entitled to vote the Shares shown opposite such holder’s name on such list at the Meeting.

Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, the proxies must be received at the Toronto office of TSX Trust Company (“TSX Trust”), the Corporation’s registrar and transfer agent, located at 301 - 100 Adelaide Street West, Toronto, Ontario, Canada M5H 4H1, by 5:00 p.m. Eastern Daylight Time on May 12, 2021, or 48 hours (excluding Sundays, Saturdays and holidays) prior to any adjourned or postponed Meeting. Shareholders whose Shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

The Canadian securities regulators allow for the use of notice-and-access for delivery of the Circular to both the registered and non-registered Shareholders of the Corporation. The Circular has not been mailed, but Shareholders are provided with notice on where to find the Circular online or how to request a paper copy. The Circular provides you with additional details concerning notice-and-access as well as information about the Corporation and the business to be conducted at the Meeting. Please review the Circular before you cast your vote.

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Proxies will be counted and tabulated by TSX Trust in such a manner as to protect the confidentiality of how a particular Shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board to discharge their legal obligations to the Corporation or its Shareholders.

DATED March 31, 2021.

By Order of the Board of Directors of TIP Inc.

John W. Stanton
Chairman of the Board of Directors

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MANAGEMENT INFORMATION CIRCULAR

This management information circular, including all schedules hereto (the “Circular”), is furnished in connection with the solicitation of proxies by or on behalf of the management (“Management”) of Trilogy International Partners Inc. (the “Corporation” or “TIP Inc.”) from the holders of common shares (the “Common Shares”) and the special voting share (the “Special Voting Share” and together with the Common Shares, the “Shares”) of the Corporation, for the purposes set forth in the Notice of Annual General and Special Meeting of shareholders of the Corporation (the “Shareholders”) accompanying this Circular. The Annual General and Special Meeting of the Shareholders of the Corporation, or any adjournment(s) or postponement(s) thereof (the “Meeting”), will be held on May 14, 2021 at 8:00 a.m., Pacific Daylight Time, via a live webcast at https://web.lumiagm.com/219307018.

General Information

Except as otherwise stated, the information contained herein is given as of March 31, 2021. Figures in this Circular are expressed in United States dollars (“US$” or “$”), the same currency that the Corporation uses in its consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”), unless otherwise stated. As at December 31, 2020 and March 31, 2021 (the effective date of this Circular), the value of the US$ to Canadian dollar (“C$”), based on the Bank of Canada’s daily rates of exchange, was C$1.2732 and C$1.2575, respectively. As at December 31, 2020 and March 31, 2021 (the effective date of this Circular), the value of the New Zealand dollar (“NZ$”), based on the rates published by Oanda (www.oanda.com), was US$0.7213 and US$0.699, respectively.

Corporate Background

TIP Inc. was incorporated under the name “Alignvest Acquisition Corporation” (“Alignvest”) under the Business Corporations Act (Ontario) (“OBCA”) on May 11, 2015. Alignvest was a special purpose acquisition corporation, or “SPAC”, formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its “qualifying acquisition”.

On November 1, 2016, Alignvest and Trilogy International Partners LLC (“Trilogy LLC”) entered into an arrangement agreement (as amended December 20, 2016, the “Arrangement Agreement”). On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its qualifying acquisition under which it effected a business combination with Trilogy LLC by way of a court approved plan of arrangement (the “Arrangement”).

At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” and Alignvest’s authorized capital was amended to create one Special Voting Share and an unlimited number of Common Shares. In addition, the existing share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants (the “TIP Inc. Warrants”) to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. The TIP Inc. Warrants are governed by the terms of a warrant agency agreement dated June 24, 2015 (as amended February 7, 2017) between the Corporation and TSX Trust Company (“TSX Trust”).

Immediately following the effective time of the Arrangement, TIP Inc. continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”). As a result of this continuation, the Corporation adopted new articles (the “Articles”) that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for the Corporation to comply with the Overseas Investment Act 2005 of New Zealand.

For more information on the Arrangement, see the management information circular of Alignvest dated December 22, 2016 (including the prospectus set out at Appendix “F” thereto), as amended January 12, 2017, which is available on the Corporation’s company profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and in the United States on the Electronic Data Gathering Analysis and Retrieval (“EDGAR”) database at www.sec.gov.

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Voting Trust Agreement

In connection with the Arrangement, the Corporation, Trilogy LLC and TSX Trust entered into a Voting Trust

Agreement dated February 7, 2017 (the “Voting Trust Agreement”). The following summary of the Voting Trust Agreement is qualified in its entirety by reference to that agreement, which is available on the Corporation’s SEDAR profile at www.sedar.com.

Voting Rights

Under the Voting Trust Agreement, the Corporation issued one Special Voting Share to TSX Trust, as trustee for the benefit of the holders (the “Unitholders”) of Class C Units in Trilogy LLC (the “Trilogy LLC Class C Units”). The Special Voting Share carries the same number of votes as would attach to the Common Shares that the holders of Trilogy LLC Class C Units would receive upon the redemption of all Trilogy LLC Class C Units outstanding on the record date for such vote. The Special Voting Share may be cast by TSX Trust at any meeting of the Corporation at which the holders of Common Shares are entitled to vote or in respect of any written consents that are sought from the Shareholders by the Corporation (other than in respect of any matter upon which only the Common Shares are entitled under applicable law to vote as a separate class).

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share is not entitled to vote separately as a class on a proposal to amend the Articles of the Corporation to: (i) increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to those held by the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles of the Corporation; or (iii) create a new class of shares equal or superior to the Special Voting Share.

Each Unitholder on the record date for any Meeting or Shareholder consent at which holders of Common Shares are entitled to vote will be entitled to instruct TSX Trust to exercise the votes attached to the Special Voting Share for the Trilogy LLC Class C Units held by the Unitholder. TSX Trust will exercise each vote attached to the Special Voting Share only as directed by the relevant Unitholder and, in the absence of instructions from a Unitholder as to voting, will not exercise those votes.

The Unitholder is not directly entitled to receive notice of or to attend any meeting of the holders of Common Shares or to vote at any such meeting. However, in accordance with the Voting Trust Agreement, TSX Trust will mail or cause to be mailed (or otherwise communicate) to the Unitholders the notice of each meeting at which the holders of Common Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct TSX Trust to exercise the votes attaching to the Special Voting Share, on the same day as the Corporation mails (or otherwise communicates) the notice and materials to the holders of Common Shares.

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VOTING INFORMATION

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail pursuant to “notice-and-access” (as further described below), but proxies may also be solicited personally, by telephone, email, internet, facsimile or other means of communication by regular officers, employees and agents of the Corporation at nominal cost. The cost of solicitation by Management will be borne directly by the Corporation. The Corporation will reimburse investment dealers, brokers, banks, custodians, nominees and other fiduciaries for permitted fees and costs incurred by them in mailing soliciting materials to the beneficial owners of Shares. Invoices for such permitted fees and costs should be directed to the attention of the Chief Financial Officer of the Corporation (the “CFO”) at 155 108 Avenue NE, Suite 400, Bellevue, Washington, USA 98004.

Notice to United States Shareholders

The solicitation of proxies involves securities of an issuer located in Canada and is being effected and disclosed in accordance with the corporate laws of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is incorporated under the BCBCA, certain of its directors (each, a “Director”) are residents of Canada and a substantial portion of the Corporation’s assets and the assets of such Directors are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Notice-and-Access

The Corporation is availing itself of the “notice-and-access” provisions in securities laws that permit the Corporation to forgo mailing paper copies of this Circular and proxy-related materials to Shareholders and Unitholders and instead make them available for review, print and download via the internet.

In accordance with the requirements of National Instrument 54-101, Communication With Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators (“NI 54-101”), the Corporation has distributed a notice and either a proxy form or voting instruction form (collectively, the “Notice Package”) to the registered Shareholders, to certain non-registered Shareholders, to clearing agencies and intermediaries for onward distribution to other non-registered Shareholders, and to TSX Trust for onward distribution to the registered Unitholders, of the internet website location where Shareholders and registered Unitholders may access the notice of Meeting, this Circular and the instrument of proxy (collectively, the “Meeting Materials”).

The Corporation will pay for intermediaries to forward the Notice Package and, if applicable, the Meeting Materials to objecting beneficial owners (as defined in NI 54-101) to whom the Corporation has not sent Notice Packages directly. Intermediaries are required to forward the Notice Package and, if applicable, the Meeting Materials to such non-registered Shareholders except for those non-registered Shareholders who have waived their right to receive Meeting Materials. Typically, intermediaries will use a service company (such as Broadridge Financial Services Inc.) to forward the Notice Package to non-registered Shareholders.

On the same day as the Corporation mails (or otherwise communicates) the Notice Package to the holders of Common Shares, TSX Trust is required by the Voting Trust Agreement to mail or cause to be mailed (or otherwise communicate) to the Unitholders the Notice Package and a statement as to the manner in which the holder may instruct TSX Trust to exercise the votes attaching to the Special Voting Share.

As is set forth in the Notice Package, the Meeting Materials can be accessed directly online at https://docs.tsxtrust/2015. The Notice Package also includes instructions to Shareholders and Unitholders on how to request delivery of printed copies of the Meeting Materials.

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If you wish to receive a paper copy of the Meeting Materials or have questions about notice-and-access, please contact TSX Trust by calling 1-866-600-5869 or emailing TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by close of business on May5, 2021.

Advice to Registered Shareholders — Voting and Revocation of Proxies

A registered Shareholder is a Shareholder that holds Shares in its own name. A registered Shareholder may attend and vote at the Meeting. Alternatively, a registered Shareholder may deposit a proxy that nominates a person or entity to represent the Shareholder at the Meeting. If you are a registered Shareholder and you intend to participate and vote at the Meeting online, you do not need to complete the proxy. See “Attending and Participating in the Meeting” below.

The proxy included in the Notice Package and accompanying this Circular nominates officers and/or Directors of the Corporation to represent that Shareholder at the Meeting. A Shareholder desiring to appoint a person or entity, other than those Management nominees named in the accompanying form of proxy, to represent such Shareholder at the Meeting may do so either by inserting such person’s or entity’s name in the blank space provided for that purpose in the accompanying proxy or by completing another proper form of proxy. All proxies or alternative forms of proxy must be completed properly and signed, and they must be deposited at the office of the Corporation’s registrar and transfer agent TSX Trust indicated on the enclosed envelope for receipt not later than 5:00 p.m. (Eastern Daylight Time) on May 12, 2021 or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjusted time of the Meeting, or by delivering it to the Chair of the Board, prior to the commencement of the Meeting on the date of such Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting at his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Voting of Proxies

The Shares represented by properly completed and executed proxies that are received in the manner prescribed above will be voted (or withheld from voting) in accordance with the instructions of the Shareholder, including on any ballot votes that may take place at the Meeting. If you have not specified how to vote on a particular matter, then your proxy holder can vote your Shares as he or she sees fit. Where no choice is specified, the Shares represented by properly completed and executed proxies in favour of the Management proxy nominees named in the printed portion of the enclosed proxy will be voted “FOR” each of the matters to be voted on by Shareholders, as follows:

“FOR” the election as Directors of the seven nominees listed in this Circular for the ensuing year;

“FOR” the appointment of Grant Thornton LLP as independent auditors of the Corporation for the ensuing year and the authorization of the Directors to fix their remuneration; and

“FOR” the adoption of the amended and restated articles of the Corporation.

The accompanying proxy also confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters as may properly come before the Meeting. At the date of this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to Management should properly come before the Meeting, the Shares represented by proxies in favour of the Management nominees named in the accompanying form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominees.

A proxy given by a Shareholder for use at the Meeting may be revoked by an instrument in writing that is signed by the Shareholder or by the Shareholder’s attorney, if authorized in writing, or by transmitting, by electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder’s attorney, if authorized in writing, to or at the registered office of the Corporation’s registrar and transfer agent at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or by delivering to the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A Shareholder may also revoke a proxy in any other manner permitted by law.

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Advice to Non-Registered Shareholders — Voting Information Forms

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A Shareholder may be non-registered (a “Non-Registered Holder”) because it holds interests in the Corporation in respect of Shares that are not registered in its own name but are instead registered in the names of entities such as brokerage firms, banks or trust companies through which the Shares were purchased on behalf of the Shareholder or to which the Shareholder transferred Shares that were formerly registered in the Shareholder’s own name. More particularly, a person is a Non-Registered Holder in respect of Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares; or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans).

Non-Registered Holders who have not objected to an Intermediary disclosing certain ownership information about them to the Corporation are referred to as non-objecting beneficial owners (“NOBOs”). Those Non-Registered Holders who have objected to an Intermediary disclosing ownership information about them to the Corporation are referred to as objecting beneficial owners (“OBOs”).

In accordance with the requirements of NI 54-101, the Corporation has assumed responsibility for sending the Notice Package and, if applicable, the Meeting Materials directly to the NOBOs. If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Also in accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice Package and, if applicable, the Meeting Materials to the Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless, in the case of certain proxy-related materials, the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.

The Notice Package sent to each NOBO and OBO includes a Voting Instruction Form (“VIF”) which, when properly completed and signed by the NOBO or OBO and returned to the Corporation (in the case of a NOBO) or the appropriate Intermediary or its service company (in the case of an OBO), will constitute voting instructions that the Corporation or Intermediary must follow. The purpose of this procedure is to permit NOBOs and OBOs to direct the voting of the Shares that they beneficially own.

Non-Registered Holders receiving a VIF cannot use that form to vote their Shares directly at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

Non-Registered Holders who wish to revoke or amend their VIFs, or revoke their proxies, should refer to the instructions received from TSX Trust.

Advice to Unitholders — Voting Information Forms

Each Unitholder as at March 25, 2021, the record date (the “Record Date”) for the Meeting, or any adjournment thereof, is entitled to instruct TSX Trust as to the exercise of the voting rights attached to the Special Voting Share for each Trilogy LLC Class C Unit that such Unitholder held as at the Record Date. The Special Voting Share entitles TSX Trust to cast for the benefit of the Unitholders the same number of votes as would attach to the Common Shares that the Unitholders would receive upon the redemption of all Trilogy LLC Class C Units outstanding as at the Record Date. TSX Trust will exercise each vote attached to the Special Voting Share only as directed by the relevant Unitholder and, in the absence of instructions from a Unitholder as to voting, will not exercise those votes.

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Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share is not be entitled to vote separately as a class on a proposal to amend the Articles of the Corporation to: (i) increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemedand cancelled in accordance with the Articles of the Corporation; or (iii) create a new class of shares equal or superiorto the Special Voting Share.

TSX Trust has assumed responsibility for delivering the Notice Package to you and for delivering the Meeting Materials if you request such materials. TSX Trust has also assumed responsibility for executing your proper voting instructions as set forth in your VIF. Please return your VIF as specified in the request for voting instructions. The purpose of this procedure is to permit Unitholders to direct the voting of their Trilogy LLC Class C Units through the Special Voting Share. Unitholders should carefully follow the instructions set out in the VIF including those regarding when and where VIFs are to be delivered. Should a Unitholder wish to attend the Meeting or have someone else attend on his/her behalf, the Unitholder may instruct TSX Trust in the VIF to appoint the Unitholder or his/her nominee as the proxy of TSX Trust, which will entitle the Unitholder or his/her nominee to attend and vote at the Meeting.

Unitholders who wish to revoke or amend their VIFs, or revoke their proxies should refer to the instructions received from TSX Trust.

Attending and Participating in the Meeting

Registered Shareholders and duly appointed proxyholders can participate in the online Meeting and vote and ask questions at the appropriate times during the Meeting.

To attend the Meeting, visit https://web.lumiagm.com/219307018. To access the Meeting on this site, you must click “I have a login” and then enter a username and password before the Meeting begins. To ensure the orderly processing of attendees, we recommend that you log in one hour before the start of the Meeting, which is scheduled for 8:30am Pacific Daylight Time on Friday, May 14, 2021.

•	Registered shareholders: Your username is the 12-digit control number located on the form of proxy or in the email you received. The password for the Meeting is “trilogy2021” (case sensitive).

•	Other shareholders: If you are a Non-Registered Holder and wish to attend and vote at the meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing a Request for Control Number form to tsxtrustproxyvoting@tmx.com. The Request for Control Number form can be found at https://tsxtrust.com/resource/en/75. Failure to register the proxyholder with TSX Trust by mailing the Request for Control Number form will result in the proxy holder not receiving a control number and the proxy holder will able to attend the Meeting only as a guest, with no right to cast a vote at the Meeting.

If you attend the Meeting online, it is important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

If you are a registered Shareholder and login using the 12-digit control number as your username and you accept the terms and conditions for participation, you will be revoking any and all previously submitted proxies. However, you will be entitled to vote by ballot online on the matters put forth at the Meeting. If you do not wish to revoke previously submitted proxies, do not accept the terms and conditions, in which case you will be permitted to enter the Meeting only as a guest.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The only Shareholders who are entitled to receive notice of and to attend and vote at the Meeting are those who are listed on the Corporation’s register of Shareholders as at the Record Date. Similarly, the only Unitholders who are entitled to give voting instructions to TSX Trust, pursuant to the Voting Trust Agreement, are those who are listed on Trilogy LLC’s register of Unitholders as at the Record Date (see “Voting of Proxies” above).

Each Common Share outstanding on the Record Date carries the right to one vote. The holder of the Special Voting Share is entitled to the number of votes equal to the number of votes which would attach to the Common Shares receivable by the holders of Trilogy LLC Class C Units upon the redemption of all Trilogy LLC Class C Units outstanding as at the Record Date. To the extent that the holder of the Special Voting Share does not receive voting instructions from a holder of Trilogy LLC Class C Units, votes shall not be cast in respect of such holder.

As at March 25, 2021 the Corporation had 59,921,124 Common Shares issued and outstanding and one Special Voting Share, which as at the date of this Circular, is entitled to votes equaling a total of 26,419,6051 Common Shares, being 30.60% of the voting securities outstanding as at March 25, 2021.

To the knowledge of the Directors and executive officers of the Corporation, as at March 31, 2021 no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the combined voting rights attached to the issued and outstanding Common Shares and the Special Voting Share through ownership of the Trilogy LLC Class C Units, except as detailed below.

Name	Number and Type of Securities	Type of Ownership	Percentage of Class	Total Voting Power
Alignvest Management Corporation	9,680,541 Common Shares	Registered	16.16%	11.21%
SG Enterprises II, LLC	735,473 Common Shares 16,173,090 Trilogy LLC Class C Units	Registered	1.23% 61.22%	19.58%

Investors Rights Agreement

Other than as disclosed herein, no group of Shareholders has the right to elect a specified number of Directors, nor are there cumulative or similar voting rights attached to the Shares.

Upon the completion of the Arrangement, the Corporation entered into an investor rights agreement (“Investor Rights Agreement”) with each of Alignvest Management Corporation (“AMC”) and SG Enterprises II, LLC (“SG Enterprises”), which is wholly owned by John W. Stanton and Theresa E. Gillespie, both of whom are Directors. Under the terms of the Investor Rights Agreements, each of SG Enterprises and AMC (each, the “Investor”) has the right to nominate two Directors to the Board, provided that: (i) any nominee proposed by the Investor consents in writing to serve as a Director; and (ii) the nominee is eligible to serve as a director under the BCBCA, the rules of any stock exchange on which the Common Shares are listed, and under any policies and procedures reflecting term limits properly adopted by the Board.

(1) Trilogy LLC Class C Unit holders’ account holdings include fractional Trilogy LLC Class C Units as a result of the holders’ receipt of equity interest dividends issued in conjunction with dividends to holders of Common Shares. However, fractional Trilogy LLC Class C Units are disregarded for the purposes of calculating the number of votes to which the Special Voting Share is entitled. Consequently. the total number of votes attributable to the Special Voting Share does not equal the number of Trilogy LLC Class C Units outstanding as reported in the Corporation’s financial statements, because the latter number includes the sum of all fractional Trilogy LLC Class C Units.

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Each Investor has the right to nominate two Directors to the Board for the first two annual general meetings, regardless of the Relevant Percentage Ownership of Common Shares (as defined below) owned by the Investor. Thereafter, each Investor will have the right to nominate two Directors to the Board for so long the Relevant Percentage Ownership of Common Shares owned by the Investor is greater than 7.5%. If the Relevant Percentage Ownership of Common Shares owned by the Investor is:

(a)	less than 7.5% but greater than 5% for any continuous period of at least 30 days, the Investor will have the right to nominate only one Director to the Board; and

(b)	less than 5% for any continuous period of at least 30 days, the Investor will no longer have the right to nominate a member to the Board.

For the purposes of the Investor Rights Agreements, the “Relevant Percentage Ownership of Common Shares” means:

(a)	for SG Enterprises, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by SG Enterprises, plus (ii) the number of votes attached to the Special Voting Share that are directly or indirectly controlled by SG Enterprises, but excluding (iii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares; by (b) the sum of (i) the number of issued and outstanding Common Shares, plus (ii) the number of votes attached to the Special Voting Share; and

(b)	for AMC, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by AMC, including any Common Shares directly or indirectly beneficially owned by Alignvest Partners Master Fund LP (the “Alignvest Partners”), but excluding (ii) any other options,warrants, or other securities convertible or exchangeable into or exercisable for Common Shares, by (b) the sum of (i) the number of issued and outstanding Common Shares; plus (ii) the number of issued and outstanding Trilogy LLC Class C Units.

In addition to the foregoing, for as long as the Investor has the right to nominate at least one Director to the Board, the Investor will also have the right, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors (as defined in the Trilogy LLC Agreement) to the Board that were not approved by all of the then existing Independent Directors, provided that such proposed new Independent Directors: (i) satisfy the consent and BCBCA eligibility requirements specified above; (ii) satisfy all applicable audit committee independence requirements under applicable securities laws and stock exchange rules; and (iii) do not directly or indirectly own any Trilogy LLC Class C Units.

SG Enterprises has elected to nominate John W. Stanton and Theresa E. Gillespie to the Board. AMC has elected to nominate Reza R. Satchu and Nadir Mohamed to the Board.

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BUSINESS OF THE MEETING

Receipt of Financial Statements

The Annual Financial Statements and accompanying auditor’s report thereon will be presented at the Meeting, and will be mailed to those registered and beneficial Shareholders, including Unitholders, of the Corporation who requested them. The Annual Financial Statements are available under the Corporation’s company profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

Election of Directors

At the Meeting, Shareholders and Unitholders will be asked to elect seven Directors (the “Nominees”) for the ensuing year. The Board’s current Directors and the Nominees for election at the Meeting are Theresa E. Gillespie, Alan D. Horn, Bradley J. Horwitz, Mark Kroloff, Nadir Mohamed, Reza R. Satchu and John W. Stanton. Each Director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the Articles of the Corporation.

Majority Voting Policy

The Corporation has adopted a “majority voting policy” that provides for individual Director voting by the Shareholders. Under the majority voting policy, if any nominee for Director with respect to whom the number of the votes attached to Shares represented in person or by proxy at a meeting of Shareholders of the Corporation “withheld” from voting for his or her election equals or is greater than the number of votes cast “for” such election, the nominee must promptly submit his or her resignation to the Chair of the Board for consideration following that meeting. The Compensation and Corporate Governance Committee (the “C&CG Committee”) will consider whether or not to accept the resignation and make a recommendation to the Board in respect thereof. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) will be issued within 90 days following the date of the meeting.

Advance Notice Policy

As a result of the continuation of the Corporation under the BCBCA, the Corporation adopted new Articles that include an advance notice policy (the “Advance Notice Policy”). The Advance Notice Policy provides that any Shareholder seeking to nominate a candidate for election as a Director (a “Nominating Shareholder”) at any annual meeting of the Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called is the election of Directors, must give timely notice thereof in proper written form to the General Counsel of the Corporation.

To be timely, a Nominating Shareholder’s notice to the General Counsel must be made: (i) in the case of an annual meeting of Shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual meeting of Shareholders of the Corporation, provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of Shareholders of the Corporation (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Corporation’s Articles also prescribe the proper written form for a Nominating Shareholder’s notice.

The Chair of the Meeting has the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the Directors may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

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Nominees and Qualifications

The following tables set out the names of each of the Nominees for election as Director, as well as other information including: age; the place in which the Nominee is ordinarily resident; his or her principal occupation and principal occupations held in the last five years; the number of Common Shares and Trilogy LLC Class C Units beneficially owned, controlled or directed, directly or indirectly, by the Nominee as at December 31, 2020; the period or periods during which the Nominee has served as a Director; current membership on committees of the Board; record of attendance at meetings of the Board and its committees through December 31, 2020; and whether or not the Board has determined the Nominee to be independent.

Management does not anticipate that any of the proposed Nominees will be unable to serve as a Director; however, if for any reason any of the proposed Nominees does not stand for election or is unable to serve as such, the Shares represented by proxies given in favour of that Nominee may be voted by the person designated by Management in the enclosed proxy, in his or her discretion, in favour of another nominee.

In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote “for” the election of the Directors set out in the following tables.

John W. Stanton		Age: 65
Washington, U.S.		Non-Independent Director since February 7, 2017
Chairman
John W. Stanton was a Co-Founder and was Chairman of the Management Committee of Trilogy LLC from 2005 until the completion of the Arrangement Agreement with TIP Inc. in 2017. He was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless Corporation (“Western Wireless”) and its predecessors from 1992 until Alltel Corporation’s acquisition of Western Wireless in 2005. Western Wireless was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International Corporation, was licensed to provide wireless communications services in 11 countries in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013 and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton was chairman of the Board of Directors of T-Mobile USA from 1994 to 2004 and was Chief Executive Officer of T-Mobile USA from February 1998 to March 2003. Mr. Stanton served as a director of McCaw Cellular from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular Communications (“McCaw Cellular”); he was Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and Chief Operating Officer of McCaw Cellular from 1985 to 1988. Mr. Stanton serves on the boards of directors of Microsoft Corporation and Costco Wholesale Corporation, both of which are publicly traded companies. He is also currently the Chairman and Managing Partner of First Avenue Entertainment LLLP, which owns the Seattle Mariners, a Major League Baseball team. Mr. Stanton has a bachelor’s degree in political science from Whitman College and an MBA from Harvard University. Mr. Stanton is married toTheresa E. Gillespie, who is also a Director of TIP Inc.
Present Principal Occupation, Business or Employment
Director of TIP Inc.
Board/Committee Membership			Meeting Attendance
Board (Chairman)			Attendance (5/5)
C&CG Committee			Attendance (5/5)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2020)
Common Shares[1]	Trilogy LLC Class C Units[2]	Restricted Share Units	Deferred Share Units
735,473	16,173,090	Nil	Nil

Notes:

(1)	735,473 Common Shares are beneficially controlled or directed, directly or indirectly, by Mr. Stanton through SG Enterprises, an entity owned and controlled by Mr. Stanton and Theresa E. Gillespie.

(2)	16,173,090 Trilogy LLC Class C Units are beneficially controlled or directed, directly or indirectly, by Mr. Stanton through SG Enterprises, an entity owned and controlled by Mr. Stanton and Theresa E. Gillespie.

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Bradley J. Horwitz		Age: 65
Washington, U.S.		Non-Independent Director since February 7, 2017
Chief Executive Officer and Director

Bradley J. Horwitz was a Co-Founder of Trilogy LLC and was its President and Chief Executive Officer until the completion of the Arrangement with TIP Inc. in 2017. Mr. Horwitz has been involved in the wireless industry since 1983, spending 13 years at McCaw Cellular where he held various management positions: he served as Director of Sales and Marketing from 1983 to 1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. After the sale of McCaw to the AT&T Corporation in 1994, Mr. Horwitz joined the management team of Western Wireless. Mr. Horwitz was Executive Vice President of Western Wireless and President of Western Wireless International until Western Wireless was acquired by Alltel Corporation in 2005. Mr. Horwitz led Western Wireless’ expansion into 11 international markets with operations in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Horwitz is the Chairman of the Board of Directors of Hong Kong Broadband, a publicly listed provider of fibre services in Hong Kong, and serves on the boards of the Center for Global Development and the Mobile Giving Foundation.

Present Principal Occupation, Business or Employment
Director and Chief Executive Officer of TIP Inc.
Board/Committee Membership		Meeting Attendance
Board		Attendance (5/5)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2020)
Common Shares[1]	Trilogy LLC Class C Units	Restricted Share Units	Deferred Share Units
2,054,788	1,353,739	709,066[2]	Nil

Notes:

(1)	This total includes 168,230 Common Shares issued upon conversion of RSUs that vested on January 1, 2021.

(2)	Restricted Share Units (“RSUs”) shown for Mr. Horwitz include 23,649 unvested units that were granted to Mr. Horwitz by the Board in 2017, 26,042 unvested units granted by the Board in 2018, 134,375 unvested units granted by the Board in 2019, 225,000 unvested units granted by the Board in 2020 and 300,000 unvested units granted by the Board on March 24, 2021. These totals are exclusive of performance-based RSUs that were also granted in 2017 and 2018 that were canceled because the Corporation did not achieve 2017 and 2018 financial goals established by the Board as a condition to vesting. These totals include performance-based RSUs that weregranted in 2019 because the Corporation exceeded the 2019 financial goals. These RSU amounts exclude units that have vested and for which common shares have been issued. See “Report on Executive Compensation — Share-Based and Option-Based Awards — Summary of Restricted Share Unit Plan”.

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Theresa E. Gillespie		Age: 68
Washington, U.S.		Non-Independent Director since February 7, 2017
Director
Theresa E. Gillespie was a Co-Founder of Trilogy LLC and a member of its Management Committee from 2005 until the completion of the Arrangement with TIP Inc. in 2017. Ms. Gillespie served as Executive Vice President of Western Wireless from May 1999 until February 2003, Senior Vice President of Western Wireless from May 1997 until May 1999 and Chief Financial Officer of Western Wireless and one of its predecessor entities from 1991 to 1997. Since 1988, Ms. Gillespie has been Chief Financial Officer of several entities that she and Mr. Stanton control. From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw Cellular. From 1976 to 1986, she was employed by a national public accounting firm. She has a bachelor’s degree from the University of Washington in business administration with a concentration in accounting. Ms. Gillespie is married to Mr. Stanton.
Present Principal Occupation, Business or Employment
Director of TIP Inc.
Board/Committee Membership		Meeting Attendance
Board		Attendance (5/5)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2020)
Common Shares[1]	Trilogy LLC Class C Units[2]	Restricted Share Units	Deferred Share Units
735,473	16,173,090	Nil	Nil

Notes:

(1)	735,473 Common Shares are beneficially controlled or directed, directly or indirectly, by Ms. Gillespie through SG Enterprises, an entity owned and controlled by Ms. Gillespie and John W. Stanton.

(2)	16,173,090 Trilogy LLC Class C Units are beneficially controlled or directed, directly or indirectly, by Ms. Gillespie through SG Enterprises, an entity owned and controlled by Ms. Gillespie and John W. Stanton.

Mark Kroloff		Age: 64
Alaska, U.S.		Independent Director since February 7, 2017
Director

Mark Kroloff is the Managing Member of First Alaskan Capital Partners, LLC, a private investment firm. He served as a director of General Communication Inc., an integrated telecommunications provider, until its acquisition by Liberty Ventures. He serves as a board observer of Nova ehf, an Icelandic telecommunications provider. Previously, Mr. Kroloff served as the General Counsel and later as the Chief Operating Officer of Cook Inlet Region, Inc., at that time one of the largest minority-owned wireless, radio, and television providers in the U.S. Mr. Kroloff is a lawyer who began his career with the firm of Munger, Tolles & Olson LLP in Los Angeles. He received his B.A. from Claremont McKenna College and his J.D. from the University of Texas School of Law.

Present Principal Occupation, Business or Employment
Managing Partner, First Alaskan Capital Partners
Board/Committee Membership			Meeting Attendance
Board			Attendance (5/5)
Audit Committee			Attendance (4/4)
C&CG Committee (Chair)[1]			Attendance (5/5)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2020)
Common Shares[2]	Trilogy LLC Class C Units[3]	Restricted Share Units	Deferred Share Units
26,322	395,390	Nil	156,908[4]

Notes:

(1)	Mark Kroloff was appointed as Chair of the C&CG Committee effective as of November 8, 2018.

(2)	26,322 Common Shares are beneficially controlled or directed, directly or indirectly, by Mr. Kroloff through FACP TINZ LLC.

(3)	395,390 Trilogy LLC Class C Units are beneficially controlled or directed, directly or indirectly, by Mr. Kmloff through FACP Investment Trilogy II, LLC (226,506 Trilogy LLC Class C Units) and FACP Trilogy Investment, LLC (168,884 Trilogy LLC Class C Units).

(4)	13,576 deferred share units (“DSUs”) were granted to Mr. Kroloff on March 31, 2021.

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Alan D. Horn		Age: 69
Ontario, Canada		Independent Director since November 8, 2018
Director
Alan D. Horn is President and Chief Executive Officer of Rogers Telecommunications Limited. and certain private companies that control Rogers Communications Inc., a media and telecommunications company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange with an enterprise value in excess of $35 billion. He was Chairman of the Board of Directors of Rogers Communications Inc. from March 2006, to December 2017 and continues to serve as a director of that company. Mr. Horn was a director of Rogers Bank from April 2013 to December 2017 and a director of Fairfax Financial Holdings Ltd. from April 2008 to June 2019. He has served as a director of Fairfax India Holdings Corp. since 2015, and as a director of CCL Industries since May 2019. He is a Chartered Professional Accountant and a Chartered Accountant. He has a B.Sc. with first class honours in mathematics from the University of Aberdeen, Scotland.
Present Principal Occupation, Business or Employment
President and Chief Executive Officer of Rogers Telecommunications Ltd.
Board/Committee Membership			Meeting Attendance
Board			Attendance (5/5)
Audit Committee (Chair)[1]			Attendance (4/4)
C&CG Committee			Attendance (5/5)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2020)
Common Shares	Trilogy LLC Class C Units	Restricted Share Units	Deferred Share Units[2]
Nil	Nil	Nil	141,895

Notes:

(1)	Mr. Horn was appointed Chair of the Audit Committee effective as of March 27, 2019.

(2)	13,576 DSUs were granted to Mr. Horn on March 31, 2021.

Nadir Mohamed		Age: 65
Ontario, Canada		Independent Director since May 21, 2015
Director (Lead Independent Director)
Nadir Mohamed is Chairman of the Board of Directors of AMC. He is the retired President and Chief Executive Officer of Rogers Communications Inc. While at Rogers Communications Inc., Mr. Mohamed also held positions as the President and Chief Operating Officer of the company’s Communications Group and as the President and Chief Executive Officer of Rogers Wireless. Earlier in his career, he served as a senior executive at Telus Communications and at BC Telecom. Mr. Mohamed is currently a director on the boards of TD Financial Group, Cineplex, and Ryerson University. He is also the Co-Founder and Chair of Scale Up Ventures and DMZ Ventures Inc. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree. He is a Chartered Professional accountant, a Chartered Accountant and a Fellow Chartered
Present Principal Occupation, Business or Employment
Corporate Director
Board/Committee Membership			Meeting Attendance
Board (Lead Independent Director)			Attendance (5/5)
Audit Committee			Attendance (4/4)
Common Shares and Trilogy LLC Class C Umts (as at December 31,2020)[1]
Common Shares	Trilogy LLC Class C Units	Restricted Share Units	Deferred Share Units
194,002	Nil	Nil	169,232[2]

Notes:

(1)	11,629 TIP Inc. Warrants are also held by Mr. Mohamed.

(2)	13,576 DSUs were granted to Mr. Mohamed on March 31, 2021.

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Reza R. Satchu		Age: 51
Ontario, Canada	Independent Director since May 21, 2015
Director

Reza R. Satchu is Managing Partner and a Co-Founder of AMC. Mr. Satchu has co-founded, built, and/or managed several operating businesses from inception including: AMC, KGS-Alpha Capital Markets L.P., a U.S. fixed-income broker dealer that was sold to BMO Financial Group, StorageNow, which became one of Canada’s largest self-storage companies prior to being sold to InStorage REIT and SupplierMarket, a supply chain software company that was sold to Ariba Inc. Previously, Mr. Satchu was a General Partner and Managing Director at Fenway Partners, a $1.4 billion private equity firm focused on acquiring leading middle market companies and a Financial Analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu has received “Canada’s Top 40 Under 40TM” Award and the 2011 Management Achievement Award from McGill University. He is currently a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and he is the Founding Chairman of Next Canada, an intensive entrepreneurship program for Canada’s most promising young entrepreneurs. Mr. Satchu is on the board of directors of Alignvest Acquisition II Corporation and previously served on the board of Directors of the Toronto Hospital for Sick Children Foundation as Vice-Chairman. Mr. Satchu has a bachelor’s degree in economics from McGill University and an MBA from Harvard University.
Present Principal Occupation, Business or Employment
Managing Partner, AMC
Board/Committee Membership		Meeting Attendance
Board		Attendance (5/5)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2020)
Common Shares	Trilogy LLC Class C Units	Restricted Share Units	Deferred Share Units
Nil	Nil	Nil	125,945[1]

Notes:

(1) 13,576 DSUs were granted to Mr. Satchu on March 31, 2021.

Cease Trade Order, Bankruptcy, Penalties and Sanctions

As at the date of this Circular, to the knowledge of the Corporation, no proposed Nominee for election as a Director of the Corporation is or has:

(1)	been within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that Nominee was acting in that capacity, was (i) the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that Nominee was acting in that capacity or within a year of that Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(2)	been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director; or

(3)	become within the last 10 years bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of any proposed Director.

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Appointment of Auditor

At the Meeting, Shareholders and Unitholders will be asked to vote for the reappointment of Grant Thornton LLP, Chartered Accountants (“Grant Thornton”), the present auditors of the Corporation, as the auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof. Grant Thornton was first appointed auditor of the Corporation upon the completion of the Arrangement. At the time of that appointment, Grant Thornton was Trilogy LLC’s independent auditor.

Auditor remuneration — Audit fees

The Corporation’s audit fees are reviewed and recommended by the Corporation’s audit committee (the “Audit Committee”). The Audit Committee has the ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan. The Corporation’s audit fee was negotiated by the Audit Committee with the auditors of the Corporation on an arm’s length basis. The Directors and the Audit Committee believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and, in the circumstances, would be comparable to fees charged by other auditors providing similar services.

Auditor remuneration — Non-Audit fees

The Audit Committee has adopted requirements regarding pre-approval of non-audit services as part of its Audit Committee Charter. The Audit Committee Charter requires the Audit Committee to approve in advance any retainer of the auditors to perform any non-audit service to the Corporation (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the Board-approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting. The Audit Committee will generally pre-approve a budget for certain specific non-audit services such as assistance with tax returns.

External Auditor Services Fees

Details of the fees paid to Grant Thornton relating to fees for audit services, including fees associated with the annual audit, can be found in the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, dated March 24, 2021 (the “Annual Report”); a copy of which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

Unless such authority is withheld, the Management proxy nominees named in the accompanying proxy intend to vote “for” the appointment of Grant Thornton LLP as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration

Approval of Amended and Restated Articles

Shareholders and Unitholders are being asked to authorize the adoption of amended and restated Articles of the Corporation (the “Amended and Restated Articles”), in the form set forth in Schedule “A” to this Circular in order to permit virtual shareholder meetings as permitted by applicable law. A discussion of the principal amendments to the Articles as reflected in the Amended and Restated Articles is set out below.

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Meetings and Voting by Telephone or Other Communications Medium (Sections 11.13 and 11.24)

On April 21, 2020, the Government of British Columbia issued the Electronic Attendance at Corporate Meetings (COVID-19) Order (the “Order”) allowing companies that hold shareholder meetings under the Business Corporations Act (British Columbia), including TIP Inc., to hold hybrid meetings permitting attendance both in-person and by telephonic or other electronic means, or virtual meetings permitting attendance solely by telephonic or other electronic means.

The Board proposes to amend the Articles to provide the Corporation with the flexibility to host such a hybrid or virtual meeting without relying on the terms of the Order, as permissible under applicable law. Under the current Articles, a Shareholder or proxy holder may participate in a meeting of the Shareholders by a communications facility other than telephone only if all Shareholders or proxy holders who wish to participate in the meeting agree to such participation. The Amended and Restated Articles remove this requirement. Additionally, the Amendments provide that a meeting held entirely by means of telephonic, electronic or other communication facilities in accordance with the Articles shall be deemed to be held at the place where the registered office of the Corporation is located.

To facilitate any meeting of Shareholders held by telephonic, electronic or other communication facilities, the Amended and Restated Articles also provide that any vote by Shareholders may be held partly or entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. The amendments also make certain other housekeeping amendments to reflect the use of electronic voting at meetings of Shareholders.

Amended and Restated Articles Resolution

At the Meeting, Shareholders and Unitholders will be asked to consider, and if deemed appropriate, to pass with or without variation, the special resolution (the “Amended and Restated Articles Resolution”) set out below. To be effective, the Amended and Restated Articles Resolution must be approved by 66 2/3% of the votes cast by Shareholders and Unitholders who are entitled to vote and are present in person or by proxy at the Meeting.

“BE IT RESOLVED, as a special resolution, that:

1.	The current Articles of the Corporation be terminated;

2.	The form of Articles set out in Schedule “A” of the management information circular dated March 31, 2021, be adopted as the Articles of the Corporation in substitution for, and to the exclusion of, the current Articles;

3.	The Corporation be authorized to revoke this special resolution and abandon or terminate the replacement of the current Articles if the board of directors deems it appropriate and in the best interests of the Corporation to do so without further confirmation, ratification or approval of the shareholders; and

4.	Any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

The Board has determined that the adoption of the Amended and Restated Articles is in the best interests of the Corporation and its Shareholders and accordingly, the Board recommends that Shareholders and Unitholders vote FOR the Amended and Restated Articles Resolution.

If the Shareholders and Unitholders do not approve the Amended and Restated Articles, the Corporation’s current Articles will remain as the Articles of the Corporation.

Unless such authority is withheld, the Management proxy nominees named in the accompanying proxy intend to vote “for” the approval of the Amended and Restated Articles as disclosed in this Circular.

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REPORT ON EXECUTIVE COMPENSATION

Executive Compensation

Named Executive Officers

An issuer’s “named executive officers” are comprised of its Chief Executive Officer (“CEO”) and CFO (or individuals who serve in similar capacities), and its three most highly compensated executive officers, other than the CEO and CFO, whose total compensation is, individually, more than $150,000. As at December 31, 2020, the end of the Corporation’s most recently completed financial year, the following individuals are defined as the Corporation’s named executive officers (“NEOs”):

Name	Principal Position
Bradley J. Horwitz	Chief Executive Officer
Erik Mickels	Senior Vice President and Chief Financial Officer
Scott Morris	Senior Vice President, General Counsel, and Corporate Secretary
Tomas Perez[1]	Chief Executive Officer of Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”)
Mark Aue[2]	Chief Executive Officer of Two Degrees Mobile Limited (“2degrees”)

Notes:

(1)	Mr. Perez joined NuevaTel as its Chief Operating Officer in January 2019 and became its CEO on April 1, 2019.
(2)	Mr. Aue joined 2degrees as its CFO in July 2018 and assumed his role as CEO on July 1, 2019.

Compensation Governance

The C&CG Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The C&CG Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation’s compensation philosophy and principles, all as more particularly described in the C&CG Committee’s Mandate, attached as Schedule “D” to this Circular.

Composition of the Compensation and Corporate Governance Committee

Mark Kroloff (Chair), Alan D. Horn and John W. Stanton constituted all of the members of the C&CG Committee as at December 31, 2020. Each of Alan D. Horn and Mark Kroloff is an independent Director as such term is defined in National Policy 58-101 — Corporate Governance Guidelines and under other applicable securities laws and exchange requirements. John W. Stanton is not considered “independent” as defined in National Instrument 58-101 —Disclosure of Corporate Governance Practices (“NI 58-101”) because he and Theresa E. Gillespie, his wife, are the sole owners of SG Enterprises, a holder of more than a 10% of the equity interests in the Corporation and Trilogy LLC on an aggregated basis; however, neither Mr. Stanton nor Ms. Gillespie has received, nor will either of them receive, directly or indirectly, any compensation from the Corporation or its subsidiaries.

The C&CG Committee was formed on February 7, 2017, in connection with the closing of the Arrangement. Among the C&CG Committee’s responsibilities and duties are: determining and making recommendations with respect to all forms of compensation to be granted to the CEO; reviewing the CEO’s recommendations respecting compensation of the other senior executives of the Corporation; and determining and making recommendations with respect to the corporate governance of the Corporation.

The Board believes that each current member of the C&CG Committee possesses the skills and experience relevant to the mandate of the C&CG Committee. In addition, the members of the C&CG Committee each have skills and experience that enable them to make decisions on the suitability of the Corporation’s executive compensation policies and practices. Each member of the C&CG Committee has had direct operational or functional experience overseeing compensation policies and practices in publicly listed organizations similar in complexity. For the relevant education and experience of each of the members of the C&CG Committee, please refer to the biographies of Messrs. Kroloff, Horn and Stanton in “Business of the Meeting — Nominees and Qualifications” in this Circular.

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Compensation Consultant

In 2020, Trilogy LLC engaged Korn Ferry, a compensation consultant, to prepare compensation surveys to assist the C&CG Committee and the Board in determining compensation for the Corporation’s NEOs and the employees of Trilogy LLC, who function as the Corporation’s administrative staff. In 2019 and 2020, 2degrees engaged PricewaterhouseCoopers and Aon Hewitt to provide executive compensation benchmarking data and advice regarding its long-term stock option plan, and a cash-based long-term incentive plan. Korn Ferry, PricewaterhouseCoopers, and Aon Hewitt do not provide any services to the Corporation or its subsidiaries other than compensation related services.

Fees for services provided in 2020 by Korn Ferry were as follows:

Fiscal Year	Executive Compensation-Related Fees	All Other Fees
2020	$44,800	Nil

Fees for services provided in 2019 and 2020 by PricewaterhouseCoopers were as follows:

Fiscal Year	Executive Compensation-Related Fees[1]	All Other Fees
2019	$15,878	Nil
2020	$1,268	Nil

Fees for services provided in 2019 and 2020 by Aon Hewitt were as follows:

Fiscal Year	Executive Compensation-Related Fees[1]	All Other Fees
2019	$4,691	Nil
2020	$4,024	Nil

Notes:

(1)	The above amounts were paid in New Zealand dollars, with the average rates of exchange used to convert New Zealand dollar amounts to U.S. dollar amounts for the respective fiscal years were NZ$1.00 = 2020 — US$0.650; and 2019 — US$0.659.

Compensation Discussion and Analysis

Compensation Philosophy and Principles

The Corporation operates in a competitive and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, the Corporation needs to attract, retain and motivate a highly talented team of executives. The Corporation expects its team to possess and demonstrate strong leadership and management capabilities, as well as foster the Corporation’s corporate culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

The Corporation’s executive compensation program is designed to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to the Corporation’s success;

•	motivate these executive officers to achieve the Corporation’s business objectives;

•	align the interests of the Corporation’s executive officers with those of its shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the Corporation’s business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

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The Board adopted a written mandate for the C&CG Committee that establishes, among other things, the C&CG Committee’s purpose and its responsibilities with respect to executive compensation (see “Statement of Corporate Governance Practices — Compensation and Corporate Governance Committee”). The mandate of the C&CG Committee specifies that the committee shall, among other things, assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

The Corporation will continue to evaluate its philosophy and compensation programs as circumstances require. It reviews compensation on an annual basis. As part of this review process, the Corporation is guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to find a replacement for a key employee.

Compensation Detail

Executive officer compensation includes the following major elements: (i) base salary, reviewed annually and increased for merit reasons based on the executive’s success in meeting or exceeding individual objectives; (ii) short-term incentives based on the results of an executive’s scorecard; (iii) long-term equity incentives, in the form of RSUs, granted from time-to-time under the Corporation’s restricted share unit plan (the “RSU Plan”) adopted by the Board and Shareholders in 2017, and re-approved by the Shareholders in 2019 (see “Report on Executive Compensation —Summary of Restricted Share Unit Plan”); and (iv) customary benefit programs. Through December 31, 2018, Directors were not compensated except for independent Directors, who received an annual stipend of $100,000, of which 2/3 has been paid in the form of DSUs under the Corporation’s deferred share unit plan (the “DSU Plan”) adopted by the Board and Shareholders in 2017, and re-approved by the Shareholders in 2019.

Beginning January 1, 2019, the Lead Independent Director is paid an annual stipend of $125,000 and each other non-employee Director is entitled to an annual stipend of $100,000; a Director who serves on a committee (other than as a committee chairperson) is entitled to receive a supplemental $15,000 annually, and a Director who serves as a chairperson of a committee is entitled to receive $10,000 annually. It is expected that $66,667 of a Director’s total annual compensation will be paid in the form of DSUs under the DSU Plan.

John W. Stanton and Theresa E. Gillespie have waived their rights to receive compensation as Directors. Bradley J. Horwitz, the President and the CEO of the Corporation, is not entitled to receive compensation for his services as a Director.

Benchmarks and Performance Goals

The Corporation has adopted a compensation structure for executive officers that is consistent with its peers and designed to provide strong incentive for business growth.

Compensation targets for the Corporation’s headquarters staff, including the NEOs based in the Corporation’s headquarters, are informed by survey data provided by Korn Ferry, including base salary, short-term cash incentives, and long-term equity incentives for comparable positions at companies in North America with revenues similar to thoseof the Corporation. The analysis performed by Korn Ferry included market data, derived from the following surveys, with market references for each role:

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-	2020 Korn Ferry Executive Compensation Report — a survey of compensation for equivalent employee positions at companies whose size and scope are comparable to those of the Corporation
-	2020 Korn Ferry General Industry Compensation Report — a survey of employee compensation using Korn Ferry database of compensation for professional positions deemed comparable based on Korn Ferry job evaluation methodology)
-	2020 Korn Ferry Proxy Peer Analysis — an analysis of compensation data from publicly traded telecommunications companies comparable to the Corporation in terms of revenue and/or market capitalization, consisting of the following companies:

o            ATN International Inc.

o            Cincinnati Bell Inc.

o            Cogent Communications Holdings Inc.

o            Consolidated Communications Holdings Inc.

o            Gogo Inc.

o            Iridium Communications Inc.

o            Orbcomm Inc.

o            Shenandoah Telecommunications Company of Virginia

o            Vonage Holdings Corporation

Compensation targets set by the C&CG Committee and the Board also reflect a specific employee’s level of responsibility and experience, and the employee’s influence on the immediate and sustained performance of the Corporation. Short-term and long-term incentive awards are determined by a mix of individual, team and corporate performance.

Mr. Aue’s compensation terms are set forth in his employment agreement with 2degrees, which was approved by the 2degrees board of directors in January 2019. His base salary and target short-term and long-term incentive awards have been based on 2018 compensation data, compiled by PricewaterhouseCoopers, for CEOs of Australian and New Zealand businesses or subsidiaries in the ICT sector (including direct competitors of 2degrees) and of consumer-focused New Zealand firms with significant infrastructure investments (e.g. energy sector); the annual revenues of firms and subsidiaries from which PricewaterhouseCoopers compiled CEO compensation data ranged primarily between 1/2 to 2 times the 2018 revenue of 2degrees.

Mr. Perez’s base salary consists of two components: one component is approved by the Board of Directors of NuevaTel and is paid directly by NuevaTel and the other is paid by Trilogy LLC but reimbursed by NuevaTel in accordance with the terms of a Management Agreement in place between NuevaTel and a wholly owned subsidiary of Trilogy LLC that is the majority shareholder of NuevaTel. The total of these components represents a base salary that the C&CG Committee believes is appropriate for the chief executive officer of a national telecommunications provider in Bolivia.

Base Salary

The members of the C&CG Committee use their own experience and familiarity with the industry, and consider the factors described above, to determine what they believe to be reasonable base salaries for the NEOs. The base salaries of the NEOs are set at levels which are considered by the members of the C&CG Committee to be reasonably competitive. However, the Corporation emphasizes short-term and long-term incentive awards that are based to a large degree on performance to ensure that the Corporation can compete for and retain executives critical to the long-term success of the Corporation and that those executives’ motivations are aligned with the long-term interests of the Shareholders.

Short-Term Incentive Based Awards

The Corporation offers NEOs short term incentives in the form of annual cash bonus payments, the purpose of which is to align compensation with corporate targets and results and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders, and to reward personal achievements in a graduated fashion. The principal criteria for cash bonuses have been the Corporation’s adjusted EBITDA (as defined below), service revenues free cash flow. In 2020, however, the Corporation selected cash bonus criteria focused on the financial performance of 2degrees because the COVID-19 impact on the Bolivian economy indicated that the financial performance of NuevaTel would be difficult to forecast. In addition to linking cash bonuses to financial results, the amount awarded to each employee is also affected significantly by C&CG Committee’s and the Board’s assessment of the employee’s individual performance.

The C&CG Committee sets the target for cash bonus payments as a percentage of base salary, with percentages set by reference to short term incentive survey data provided by Korn Ferry. For 2020, the target percentage for Mr. Horwitz was set at 70% base salary, for Mr. Perez at 100% of base salary, and for Messrs. Mickels and Morris at 60% base salary.

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Short-term incentives are payable with respect to the Corporation’s performance against several financial metrics and individual performance, as assessed by the C&CG Committee. The COVID-19 pandemic presented the Corporation’s operating subsidiaries with unique challenges, particularly in Bolivia, where economic activity was severely constrained by rigorous lockdown measures for most of 2020. Consequently, the C&CG Committee recommended and the Board approved a short-term incentive plan for 2020 based on the financial performance solely of 2degrees (without reference to changes in foreign exchange rates) and on individual performance of the participating executive.

Metric	Weighting[1]
Service revenue — 2degrees	22%
EBITDA — 2degrees	22%
Free Cash Flow — 2degrees	22%
Individual Performance	34%

Notes:

(1)	Mr. Perez’s short-term bonus eligibility was left solely to the discretion of the Board, based on its assessment of Mr. Perez’s success in stabilizing the NuevaTel business and controlling costs in light of government mandated lockdowns and related measures that minimized opportunities for subscriber growth.

Under the short-term incentive plan in effect as at December 31, 2020: (a) no bonus is paid with respect to any financial metric if performance does not equal or exceed 90% of the relevant target figure: (b) a bonus is paid at 50% of weighting with respect to performance between 90% and 94.9% of that target; and (c) a bonus is paid on a straight-line scale up to 150% of weighting with respect to performance between 95% and 110% of target.

For purposes of the Corporation’s short-term incentive plan:

•	Revenue is defined as “service revenues” as shown in the Corporation’s audited annual financial statements for the year ended December 31, 2020 (the “2020 Annual Financial Statements”).

•	EBITDA is defined as “adjusted EBITDA” as shown and defined in the 2020 Annual Financial Statements.

•	Free Cash Flow is defined as adjusted EBITDA minus capital expenditures as shown in the 2020 Annual Financial Statements.

In making compensation recommendations to the Board in respect of the Corporation’s 2020 financial year, the C&CG Committee considered the financial results achieved by the Corporation and Management’s performance in achieving goals and strategic targets set by the Corporation from time to time. In addition, the C&CG Committee and the Board maintain overall discretion to reduce or increase the size of the variable portion of the total compensation in extraordinary circumstances, such as material changes in business performance, major regulatory changes or risk failures, exceptional achievements by a particular NEO or to address unique or unexpected market events.

The short-term incentive plan approved by the Board for 2021 is the same as the 2020 plan described above except that, for 2021, the Free Cash Flow factor will be replaced by earnings before interest and taxes (“EBIT”).

Long-Term Incentive Based Awards

The long-term component of the compensation package for the NEOs and headquarters staff is addressed through grants of RSUs from the RSU Plan. This plan is designed to encourage the Corporation’s staff to acquire an ownership interest in the Corporation over a period of time, and the plan acts as a financial incentive for employees to consider the long-term interests of the Corporation and its Shareholders. Grants of RSUs are a particularly important component of the compensation package of the NEOs and are designed to ensure that, if the Corporation meets its financial objectives, the compensation earned by NEOs is competitive with that afforded by peer group companies.

The C&CG Committee approaches grants under the RSU Plan by taking into account a number of factors, including the amount and term of previously granted equity incentives and the level of equity compensation granted by comparable companies for similar levels of responsibility. The C&CG Committee also evaluates each executive officer or employee based on reports received from Management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officers.

The scale of grants under the RSU Plan is generally commensurate to the appropriate level of base compensation for each level of responsibility. The C&CG Committee also considers the grants in terms of other factors including:

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•	The fair market value of the Common Shares on the date of grant;

•	The absolute number of Common Share units being granted; and

•	The percentage of total outstanding Common Shares represented by the grant or ‘burn rate’.

Grants under the RSU Plan are typically granted to NEOs annually. The equity grants are made at the same time that NEO cash compensation (base salary changes, annual incentive bonuses) is determined.

In 2020, the Corporation granted to each of the NEOs (except Mr. Aue whose long term incentive awards are addressed in his employment agreement with 2degrees) awards of RSUs vesting in equal amounts on January 1, 2020, and each of the succeeding three anniversaries of that date. In light of the unique operating challenges that the Corporation and its subsidiaries faced during the COVID-19 pandemic in 2020, the vesting of all RSUs awarded to Messrs. Horwitz, Mickels, Morris and Perez will be exclusively time-based, without contingencies for the Corporation’s achieving prescribed financial performance objectives. On March 24, 2021, the Corporation made similar grants of time-based RSUs to each of the NEOs (except Mr. Aue) vesting in equal amounts on January 1, 2021, and each of the succeeding three anniversaries of that date. See “Share-Based and Option-Based Awards — Summary of Restricted Unit Plan”.

Benefits

Executive officers participate in the Corporation’s benefit programs, which are available to all full-time employees, and include life insurance, short-term disability insurance, long-term disability insurance, travel insurance, extended health care insurance, a 401k account and a health care savings account. The Corporation matches each employee’s contributions to a 401k account each year up to 4% of the employee’s annual cash compensation, subject to caps set by the U.S. Internal Revenue Service and, in regard to employees’ health care savings accounts, contributes up to $3,600 for employees without dependents and $7,200 for employees with dependents, plus an additional $1,000 for employees who are 55 and older.

Risks Associated with the Corporation’s Compensation Policies and Practices

The C&CG Committee considers the risk implications associated with the Corporation’s compensation policies and practices on an on-going basis and as part of its annual compensation review. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking. There are no identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Financial Instruments

The Corporation has no policy with respect to NEOs or Directors purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

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Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total Shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (the “S&P/TSX Index”) and of the S&P/TSX Capped Communication Index over the period from February 7, 2017 to December 31, 2020. The graph illustrates the cumulative return on a C$100 investment in Common Shares made on February 7, 2017 as compared with the cumulative returns on a C$100 investment in the S&P/TSX Index and S&P/TSX Capped Communication Indices made on February 7, 2017. Dividends declared on Common Shares are assumed to be reinvested. The Common Share Performance as set out in the graph does not necessarily indicate future price performance.

Cumulative Total Shareholder Return
February 7, 2017 through

December 31, 2020

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	Feb. 7, 2017[1]	Dec. 31, 2017[1]	Dec. 31, 2018[1]	Dec. 31, 2019[1]	Dec. 31, 2020[1]
Trilogy International Partners Inc.	100.00	63.46	16.60	20.95	14.61
S&P/TSX Composite Index	100.00	107.39	97.84	120.23	126.96
S&P/TSX Capped Telecommunication Services Index	100.00	115.27	117.62	131.81	126.01

Notes:

(1)	Reflects closing share price on the date indicated or the closing share price on the closest trading date immediately prior to the date indicated when trading did not take place on the indicated date.

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The Corporation’s Common Share price underperformed the return on the S&P/TSX Index and S&P/TSX Capped Communication Services Index by approximately 36% and 26%, respectively, during 2020.

The Board has evaluated the compensation paid to the Corporation’s NEOs in light of the performance graph shown above, the performance of the Corporation’s principal operating businesses, the NEOs’ progress in achieving the Corporation’s strategic objectives, and compensation benchmarks for similar executive positions at companies of comparable size and complexity. Based on the above considerations, the Board is satisfied that the compensation paid to the Corporation’s NEOs is fair and reasonable.

Executive Summary Compensation Table

The following table sets forth the total annual and long-term equity and non-equity compensation, along with all other compensation awarded, for services rendered in all capacities to the Corporation for the last three financial years, in respect of the individuals who were, during these periods, the NEOs consisting of the CEO and the CFO and the three other highest-paid executive officers at each respective period end, measured by base salary, cash bonus, option-based awards, share-based awards and all other compensation.

					Non-Equity Incentive Plan Compensation
Name				Option-	Annual	Long-Term
and			Share-based	based	Incentive	Incentive	Pension	All Other
Principal		Salary[1]	Awards	Awards	Plans	Plans	Value	Compensation	Total
Position	Year	(US$)	(USS)[2]	(USS)[3]	(USS)[4]	(USS)[5]	(USS)[6]	(US$)[7]	(US$)
Bradley J.	2020	400,000	251,800[8]	Nil	371,821	Nil	Nil	16,956	1,040,577
Horwitz
CEO	2019	400,000	420,817[9]	Nil	279,000	Nil	Nil	63,415	1,163,232
	2018	400,000	877,810[10]	Nil	197,700	Nil	Nil	14,352	1,489,862
Erik Mickels	2020	400,000	251,800[11]	Nil	297,457	Nil	Nil	20,628	969,885
Senior Vice
President and CFO	2019	395,833	406,137[12]	Nil	223,200	Nil	Nil	15,636	1,040,806
	2018	300,000	647,387[13]	Nil	118,620	Nil	Nil	8,988	1,074,995
Scott Morris
Senior Vice	2020	400,000	209,834[14]	Nil	297,457	Nil	Nil	36,264	943,555
President, General	2019	395,833	324,908[15]	Nil	223,200	Nil	Nil	2%114	964,055
Counsel and
Corporate
Secretary	2018	300,000	647,387[16]	Nil	118,620	Nil	Nil	28,580	1,094,587
Tomas Perez	2020	380,550	193,047[17]	Nil	326,507	Nil	Nil	223,170	1,123,273
Chief
Executive
Officer of	2019	381,920	361,903[18]	Nil	265,350	Nil	Nil	161,499	1,170,672
NuevaTe1[19]
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mark Aue	2020	455,058	Nil	Nil	457,334	257,108	Nil	20,837	1,190,337
Chief
Executive
Officer of	2019	399,517	Nil	423,400	237,814	Nil	Nil	12,880	1,073,611
2degrees[20]
	2018	122,785	N/A	N/A	31,310	N/A	N/A	3,684	157,779

Notes:

(1)	All dollar amount in the Executive Summary Compensation Table and footnotes thereto are reflected in U.S. dollars; however, compensation for Mr. Aue was paid in New Zealand dollars. As a result, compensation levels, in U.S. dollar equivalents, for Mr. Aue reflect changes in foreign exchange rates as well as variations in salary. The average rates of exchange used to convert New Zealand dollar amounts to U.S. dollar amounts for the respective fiscal years were NZ$1.00 = 2020 - US$0.650; 2019 - US$0.659; 2018 - US$0.692
(2)	Share-based awards represent the fair value of RSUs granted in the year under the RSU Plan. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted. Accordingly, this value does not reflect the current value of any share-based award.

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(3)	Option-based awards to Mr. Aue represent the fair value of stock options granted in the specified year under the 2degrees stock option plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model. The Corporation uses the Black- Scholes model because it provides a meaningful and reasonable estimate of the fair value of stock options. Under this method, the weighted average fair value of each stock option granted to Mr. Aue was $0.42 using the following assumptions:

2019
Expected dividend yield	Nil
Expected stock price volatility	27.5%
Risk-free interest rate	1.03%
Expected Term (in years)	4.80

There is no dividend yield because at the time the options were granted Corporation did not pay, and did not plan to pay, cash dividends on the 2degrees shares. The expected stock price volatility was based on average volatilities of publicly traded peer companies over the expected term. The risk-free interest rate is based on the implied yield currently available in New Zealand Government bonds with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. On an annual basis, the Corporation performs a valuation of 2degrees shares since these shares are not publicly traded on an exchange. The resulting share price from the Corporation’s valuation is incorporated into the Black-Scholes model for the purpose of calculating grant-date fair value of options issued.
(4)	Amounts reflect the annual cash bonuses that were earned by the NEOs for the noted years, although payment of each bonus was made in the year following the period for which the bonus was earned.
(5)	Mr. Aue participates in 2degrees’ cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50% of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of the applicable measurement period. If 2degrees’ financial performance achieves at least 95% of the objectives for such period, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment increasing up to 160% of the target amount if 2degrees’ financial performance achieves at least 107% of the specified objectives over the applicable measurement period. Mr. Aue’s first grant applied to the period from January 1, 2019 through December 31, 2020, and based on 2degrees’ performance during that period, Mr. Aue earned $257,108 or 113% of his cash target; this amount was paid during the first quarter of 2021. Long-term incentive grants based on financial performance of 2degrees during the periods of 2019-2021 and 2020-2022 have also been issued to Mr. Aue. Whether either of these grants will result in a payment to Mr. Aue, and the amount of any such payment, can be determined only at the end of the relevant grant period.
(6)	The Corporation does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following, or in connection with retirement.
(7)	All other compensation includes amounts representing each NEO’s estimated health insurance, 401(k) matching benefits and health care savings account contributions. With respect to Mr. Perez, this amount also includes a travel allowance.
(8)	Total share-based award value reflects a grant of 300,000 units to Mr. Horwitz.
(9)	Total share-based award value reflects a grant of 268,750 units to Mr. Horwitz, of which 143,750 were based on 2019 financial performance.
(10)	Total share-based award value reflects a grant of 208,333 units to Mr. Horwitz, of which 104,166 were based on 2018 financial performance and were cancelled because the Corporation did not achieve the Corporation’s 2018 performance against award targets.
(11)	Total share-based award value reflects a grant of 300,000 units to Mr. Mickels.
(12)	Total share-based award value reflects a grant of 259,375 units to Mr. Mickels, of which 71,875 were based on 2019 financial performance.
(13)	Total share-based award value reflects a grant of 153,646 units to Mr. Mickels, of which 76,823 were based on 2018 financial performance and were cancelled because the Corporation did not achieve the Corporation’s 2018 performance against award targets.
(14)	Total share-based award value reflects a grant of 250,000 units to Mr. Morris.
(15)	Total share-based award value reflects a grant of 207,500 units to Mr. Morris, of which 57,500 were based on 2019 financial performance.
(16)	Total share-based award value reflects a grant of 153,646 units to Mr. Morris, of which 76,823 were based on 2018 financial performance and were cancelled because the Corporation did not achieve the Corporation’s 2018 performance against award targets.
(17)	Total share-based award value reflects a grant of 230,000 units to Mr. Perez.
(18)	Total share-based award value reflects a grant of 231,125 units to Mr. Perez, of which 123,625 were based on 2019 financial performance.
(19)	Mr. Perez became Chief Executive Officer on April 1, 2019.
(20)	Mr. Aue became Chief Executive Officer on July 1, 2019. Compensation reported in 2018 reflects compensation paid to Mr. Aue in relation to his tenure as Chief Financial Officer of the 2degrees beginning July 2018.

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Executive Equity Incentive Plan Awards

Outstanding Share Based Awards and Option Based Awards

The following table sets out information concerning all option-based and share-based awards held by each NEO that were outstanding as at December 31, 2020.

	Option-based awards[1]				Share-based awards[2]
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiry date	Value of unexercised in-the- money Options (US$)	Number of shares or units of shares that have not vested (#)[3]	Market or payout value of share-based awards that have not vested (US$)[4]	Market or payout value of vested share- based awards not paid out or distributed (US$)
Mr. Bradley J. Horwitz CEO	Nil	Nil	Nil	Nil	577,296	648,392	Nil
Mr. Erik Mickels Senior Vice President and CFO	Nil	Nil	Nil	Nil	548,149	615,656	Nil
Mr. Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	Nil	Nil	Nil	459,240	515,797	Nil
Mr. Tomas Perez Chief Executive Officer of NuevaTel	Nil	Nil	Nil	Nil	403,346	453,020	Nil

Notes:

(1)	The Corporation does not grant options and does not have a stock option plan.
(2)	The underlying security for these share-based awards is the Corporation’s Common Shares.
(3)	Represents the number of unvested share-based awards outstanding, excluding the performance-based awards that did not vest as a result of the Corporation’s 2017 and 2018 performance against award targets.
(4)	The market value of the RSUs as at December 31, 2012, was calculated using the closing price of the Common Shares on the TSX of C$1.43 or US$1.12.

	Option-based awards[1]				Share-based awards[2]
Name	Number of	Option	Option	Value of	Number	Market	Market or
	securities	exercise	expiry date	unexercised	of shares	or	payout
	underlying	price		in-the-money	or units	payout	value of
	unexercised	(US$)[4]		Options	of shares	value of	vested
	Options (#)[3]			(US$)[4]	that have not vested (#)	share- based awards that have not vested	share- based awards not paid out or distributed (US$)
(US$)
Mark Aue
Chief Executive	1,000,000	$1.88	6/10/2027	687,407	Nil	Nil	Nil
Officer of 2degrees

Notes:

(1)	The underlying security for these options is 2degrees ordinary shares, which are valued on an annual basis by 2degrees.
(2)	2degrees does not grant share-based awards and does not have a share-based award plan.
(3)	Valued based on the difference between the US$2.57 fair market value of a 2degree ordinary share as determined by 2degrees as of December 31, 2020 and the exercise price of the option (as converted using the December 31, 2020 US$ to NZD exchange rate for those options that have exercise prices stated in NZD), multiplied by the number of options granted and outstanding.
(4)	Mr. Aue’s options vest on June 10, 2022.

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Executive Incentive Plan Awards — Value Vested or Earned During the Year

The following table illustrates the value of all incentive plan awards to NEOs in fiscal 2020.

Name	Option-based awards -Value vested during the year (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation Value earned during the year (US$)[1]
Mr. Bradley J. Horwitz Chief Executive Officer	Nil	180,728	371,821
Mr. Erik Mickels Senior Vice President and Chief Financial Officer	Nil	137,629	297,457
Mr. Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	148,321	297,457
Mr. Tomas Perez Chief Executive Officer of NuevaTel	Nil	76,955	326,507
Mr. Mark Aue Chief Executive Officer of 2degrees[2]	Nil	Nil	714,442

Notes:

(1)	Non-equity incentive plan compensation consists of the short-term incentive awards summarized in the Summary Executive Compensation table above.
(2)	Mr. Aue participates in 2degrees’ cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50% of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of the applicable measurement period. If 2degrees’ financial performance achieves at least 95% of the objectives for such period, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment increasing up to 160% of the target amount if 2degrees’ financial performance achieves at least 107% of the specified objectives over the applicable measurement period. Mr. Aue’s first grant applied to the period from January 1, 2019 through December 31, 2020, and based on 2degrees’ performance during that period, Mr. Aue earned $257,108 or 113% of his cash target; this amount is expected to be paid during the first quarter of 2021. Long-term incentive grants based on financial performance of 2degrees during the periods of 2019-2021 and 2020-2022 have also been issued to Mr. Aue. Whether either of these grants will result in a payment to Mr. Aue, and the amount of any such payment, can be determined only at the end of the relevant grant period.

Share-Based and Option-Based Awards

Summary of Restricted Share Unit Plan

The purpose of the RSU Plan is to assist the Corporation in the recruitment and retention of qualified employees and consultants by providing a means to reward superior performance, to motivate Participants (as defined therein) under the RSU Plan to achieve important corporate and personal objectives, and to better align the interests of the Participants with the long-term interests of Shareholders.

Eligible Participants

The RSU Plan is administered by the C&CG Committee. Employees, Directors (designated by the Corporation for participation in the RSU Plan) and eligible consultants of the Corporation and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Corporation, under the authority of the Board through the C&CG Committee, approves those employees, Directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

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Vesting

The vesting of RSUs is conditional upon the expiry of time-based or performance-based vesting criteria, provided that in the event a participant’s employment is terminated without cause within 12 months after a Change of Control (as defined in the RSU Plan), all outstanding RSUs will immediately vest. The duration or conditions of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant by the C&CG Committee and the Board.

Grants of RSUs made in 2017 vest ratably over a four-year period beginning on June 30, 2017, and thus will be fully vested as of June 30, 2021, except for certain employees of the Corporation, including Messrs. Horwitz and Morris, who received additional grants that vested ratably over a three-year period ending June 30, 2020. Grants of RSUs approved by the Board in 2018, 2019, and 2020, and on March 24, 2021 vest ratably over four-year periods and will therefore be fully vested on January 1 of 2022, 2023, 2024, and 2025 respectively.

A portion of the RSUs granted in 2017, 2018 and 2019 to NEOs (other than Mr. Aue, who does not receive RSU grants) consisted of RSUs whose vesting also depended on the Corporation’s achievement of specified financial goals for the years in which grants were made (“performance-based RSUs”). The grants of these performance-based RSUs were subject to modification based on a scale in which the target amount of the performance-based RSUs would vest if 100% of the financial goals was achieved, and such amount would be reduced on a straight-line sliding scale to half of the target amount if between 100% and 95% of the goals was achieved and increased on a straight-line sliding scale up to twice the target amount if 100% and 110% of the goals was achieved. No performance-based RSUs would vest if less than 95% of the goal was achieved and no greater than twice the target amount would be awarded if performance exceeded 110% of the financial goals. The performance-based RSUs awarded in 2017 and 2018 failed to vest because the Corporation failed to achieve 95% of the goals established for those years. In 2019, the Corporation’s performance against specified financial goals s exceeded 100% and Messrs Horwitz, Mickels, Morris, and Perez received 115% of their target amounts of performance-based RSUs.

As noted above, all RSUs granted to NEOs in 2020 and 2021 are time-based. The amounts of time-based RSUs granted to NEOs in each of 2020 and 2021 were:

Bradley J. Horwitz, CEO	300,000

Erik Mickels, CFO	300,000

Scott Morris, General Counsel	250,000

Tomas Perez, CEO of NuevaTel	230,000

One quarter of the RSUs awarded to NEOs in 2020 vested on January 1, 2021. The remainder of the RSUs will vest ratably over the next three years, with all such RSUs being vested as of January 1, 2024. One quarter of the RSUsawarded to NEOs on March 24, 2021 will vest on January 1, 2022. The remainder will vest ratably over the next three years, with all such RSUs being vested as of January 1, 2025.

Once RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares (settled through the issuance of Common Shares from treasury or by the delivery of Common Shares purchased in the open market) or cash equal to the Market Value (as defined below) of the equivalent number of Common Shares, or any combination of the foregoing (at the discretion of the Corporation). If settled in cash, the amount shall be equal to the number of Common Shares to which the participant is entitled, multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date, the volume-weighted average of the closing price (“VWAP”) of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board). The RSUs may be settled on the payout date, which shall be such date as the C&CG Committee determines at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs is determined by the C&CG Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Corporation. All vested or expired RSUs are available for future grants.

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Maximum Number of Common Shares Issued

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time may not exceed 7.5% of the aggregate number of issued and outstanding Shares and Trilogy LLC Class C Units from time to time. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 7.5% of the aggregate number of issued and outstanding Shares and Trilogy LLC Class C Units as of the date of the grant. All of the Common Shares covered by settled, cancelled or terminated RSUs will automatically become available Common Shares for the purposes of RSUs that may be subsequently granted under the RSU Plan. Pursuant to the Arrangement Agreement, the 7.5% limit will take into account, and be inclusive of, any issuances of Common Shares to holders of options in 2degrees.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Corporation within any one-year period, will not exceed 10% of the total number of outstanding Shares. See “Report on Executive Compensation — Share-Based and Option-Based Awards — Maximum Number of Common Shares under the RSU Plan and DSU Plans” for the current maximum as at the date of this Circular.

Adjustments to Shares Subject to Plan

The RSU Plan also provides that appropriate adjustments, if any, will be made in connection with a stock dividend or subdivision, consolidation or other capital reorganization, merger, amalgamation, take-over bid, compulsory acquisition or arrangement or other similar corporate transaction in connection therewith.

Cessation of Entitlement

Unless otherwise determined by the Corporation in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date will terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without “Cause” (as defined below), all or a portion of such participant’s RSUs may be permitted at the Corporation’s discretion (unless otherwise provided in the applicable grant agreement) to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion. All forfeited RSUs are available for future grants.

Termination and Clawback

The Corporation’s grants of RSUs specify that, in the event a grantee is terminated for “Cause”, the grantee will forfeit all vested and unvested RSUs and will also forfeit any gain realized in connection with the settlement of RSUs into Common Shares, the transfer or sale of RSUs, or the sale of Common Shares received in respect of settled RSUs (“Excess Compensation”). The Corporation’s grant agreements define “Cause” to mean (i) willful misconduct, insubordination, dishonesty, fraud, or gross negligence in the performance of the participant’s duties or any knowing and material violation of the policies and procedures of the Corporation or its subsidiaries; (ii) willful actions in bad faith that impair the business, goodwill, or reputation of the Corporation or its subsidiaries; or (iii) the conviction or the commission of acts reasonably expected to result in a conviction of a felony.

Additionally, RSU grants made to NEOs specify that Excess Compensation will be forfeited in the event of a restatement of the Corporation’s financial results due to fraudulent or other intentional illegal conduct on the part of the NEO to the extent that RSUs would not have been awarded had the financial results been initially issued in accurate form.

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Transferability

RSUs are not assignable or transferable other than by operation of law, except (on such terms as the Corporation may permit) to a current or former spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which are any combination of the participant, the participant’s current or former spouse, minor children or minor grandchildren. After the participant’s lifetime, RSUs shall enure to the benefit of and be binding upon the participant’s designated beneficiaries, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan provided that such change does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	to make any amendments necessary or advisable because of any change in applicable laws.

Notwithstanding the foregoing, no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan. Furthermore, shareholder approval must be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan.

Pursuant to the RSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), certain terms of the RSUs held by U.S. taxpayers may differ from those described above.

The Corporation has the ability to grant RSUs under the RSU Plan until May 10, 2022, unless otherwise extended by the Shareholders.

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Summary of Deferred Share Unit Plan

The purpose of the DSU Plan is to provide all Director who are non-employee Directors with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with that of Shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable.

As of March 31, 2021, independent Directors receive compensation in the amount of $100,000 per year (exclusive of additional fees earned for service on committees or as the Lead Independent Director). Of this amount, up to $66,667is expected to be paid in DSUs, under the DSU Plan, and the remainder in cash.

The DSUs are credited to an account maintained for the participant (a “DSU Account”). The DSU Plan provides that appropriate adjustments, if any, will be made by the Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant’s economic rights in respect of his or her DSUs regarding such change in capitalization. In connection with any dividends paid on the Common Shares, a participant’s DSU Account will be credited with additional DSUs to account for a dividend equivalent amount. The number of DSUs to be credited as of an award date will be determined by dividing: (i) the amount to be paid by (ii) the VWAP of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which a board lot was traded immediately preceding the award date. All DSUs granted on an award date will vest on that award date.

Any grant of DSUs under the DSU Plan is subject to the following restrictions: (i) the maximum number of Common Shares which may be reserved for issuance to insiders of the Corporation under the DSU Plan may not exceed 1.25% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; (ii) the maximum number of Common Shares issuable to insiders of the Corporation under the DSU Plan, together with any other security based compensation arrangements of the Corporation, at any time, may not exceed 10% of the issued and outstanding Common Shares and Trilogy LLC Class C Units, as calculated on the award date; (iii) the maximum number of Common Shares issuable to insiders of the Corporation under the DSU Plan, together with any other security based compensation arrangements of the Corporation, within a 12-month period, may not exceed 10% of the issued and outstanding Shares, as calculated on the award date; and (iv) the annual grant to any individual independent Director may not exceed more than $66,667 worth of Common Shares. All of the Common Shares covered by settled, cancelled or terminated DSUs will automatically become available Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. As at the date of this Circular, the aggregate number of Common Shares permitted to be reserved for issuance under the DSU Plan may not exceed 1.25% of the outstanding Shares and Trilogy LLC Class C Units from time to time.

A participant is entitled to receive Common Shares in respect of DSUs recorded in the participant’s DSU Account, less any deductions required by the participant’s jurisdiction relating to withholding tax or other required deductions in connection with the exercise of such DSUs (“Source Deductions”), on one of the following dates (the “Distribution Date”): (i) the date on which the participant ceases service as a Director (the “Separation Date”); or (ii) such later date as the participant may elect, provided that in no event will a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. The number of Common Shares to be issued to the participant on the Distribution Date will equal the number of DSUs credited to the participant’s DSU Account as of the Distribution Date. Notwithstanding the foregoing, each participant may, with the consent of the Corporation, elect to receive a cash payment in lieu of the issuance of any Common Shares in an amount equal to the VWAP of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date of the DSUs, less any Source Deductions.

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In the event of a restatement of the Corporation’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any DSUs issued to a participant ( “Awarded DSUs”) would not have been issued to such participant based on such restated results, the Board will review the grant of the Awarded DSUs.

If the Board determines that: (i) any Awarded DSUs would not have been issued had the Corporation’s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the “Excess DSUs”) and (ii) the participant holding such Awarded DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement, then any unexercised Excess DSUs will be cancelled, and the Board shall, in accordance with the DSU Plan, seek to recover for the benefit of the Corporation, the after-tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Common Shares acquired in respect of the Excess DSUs.

Unless approved by the Board, no DSUs may be redeemed by a participant at a time when a black-out restriction is in effect. If a redemption notice is given, or a redemption date falls, within any period when a black-out restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments under the DSU Plan shall, without any further action, be extended to the tenth (10) day after the date such restriction ends, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the participant’s Separation Date.

The Board may amend the DSU Plan or any DSU at any time without the consent of participants provided that such amendment shall: (i) not adversely alter or impair any DSU previously granted (except as described in the DSU Plan) except as permitted by the DSU Plan terms or as required by applicable laws; (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law or the requirements of the TSX.

Furthermore, the Board may make for the following amendments without Shareholder approval: (i) amendments of a “housekeeping nature”; (ii) a change to the vesting provisions of any DSU; (iii) a change to the termination provisions of any DSU that does not entail an extension beyond the original expiration date; (iv) a change respecting administration and eligibility for participation in the DSU Plan; (v) any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback provision; and (vi) any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body.

Notwithstanding the foregoing, none of the following amendments may be made to the DSU Plan without approval by Shareholders or disinterested Shareholders (as applicable) by ordinary resolution: (i) increasing the number of securities issuable under the DSU Plan; (ii) increasing the number of securities issuable to insiders of the Corporation; (iii) increasing the maximum aggregate number of Common Shares issuable to any participant pursuant to awards made under the DSU Plan above $66,667 annually; (iv) permitting awards other than DSUs to be made under the DSU Plan; (v) permitting DSUs to be granted to persons other than eligible persons on a discretionary basis; (vi) permitting DSUs to be transferred other than for estate settlement purposes or to permitted assigns; and (vii) deleting or reducing the range of amendments which require Shareholders’ approval under the amendment section of the DSU Plan.

The existence of any DSUs may not affect in any way the right or power of the Corporation or the Shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation, or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger, arrangement or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. Acceleration of vesting and early termination of DSUs may occur in connection with a merger.

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Upon the occurrence of an event (a “Change of Control Event”) resulting in a change of control over more than 50% of the outstanding voting securities of the Corporation or the sale of all or substantially all of the property of the Corporation, all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the Board is empowered, in its sole discretion, to terminate any DSUs, if not settled, immediately following actual completion of such Change of Control Event, and on such terms as it sees fit.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the Code, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.

The Corporation has the ability to continue granting DSUs under the DSU Plan until May 10, 2022, unless otherwise extended by the Shareholders.

Maximum Number of Common Shares under the RSU Plan and DSU Plans

As at the date of this Circular: (a) the maximum number of Common Shares permitted to be reserved for issuance under the RSU Plan is 6,475,557 representing 7.5% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; and (b) there are 4,123,190 RSUs available for grant under the RSU Plan, representing 4.8% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; and (c) 5,658,338 RSUs have been granted under the RSU Plan (such number including RSUs which have vested or been cancelled and have been made available for reissuance, in accordance with the terms of the RSU Plan).

As at the date of this Circular: (a) the maximum number of Common Shares permitted to be reserved for issuance under the DSU Plan is 1,079,259 representing 1.25% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; (b) there are 485,277 DSUs available for grant under the DSU Plan, representing 0.6% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; and (c) 621,066 DSUs have been granted under the DSU Plan.

Burn Rate

The following table sets out the annual burn rate for the RSUs and the DSUs for each of the last three fiscal years.

Year	Burn Rate RSU Plan[1]	Burn Rate DSU Plan[2]
2020	2.0%	0.3%
2019	1.8%	0.2%
2018	1.2%	0.1%

Notes:

(1)	The burn rate is calculated by dividing the number of RSUs granted under the RSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year. For these calculations, the number of RSUs granted in 2017 and 2018 included the target amounts of performance-based RSUs that were granted to senior executives in those years but were subsequently forfeited because the Corporation did not achieve the financial objectives that were conditions to the vesting of those RSUs. The number of RSUs granted in 2019 includes 396,749 performance-based RSUs that were granted in 2019 and earned based on the Corporation’s 2019 performance against relevant financial objectives.

(2)	The burn rate is calculated by dividing the number of DSUs granted under the DSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

Summary of Dividend Policy and Dividend Reinvestment Plan

The declaration of dividends on the Common Shares is at the sole discretion of the Board.

The Corporation did not pay a dividend in 2020 and the Board has determined that the payment of dividends will be suspended until further notice. The Corporation’s dividend policy will be reviewed from time to time by the Board in the context of the Corporation’s earnings, financial condition and other relevant factors. The payment of dividends in the future will depend on the earnings, cash flow and financial condition of the Corporation as well as the need to finance the Corporation’s business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Senior Notes Indenture (and any subsequent indenture entering into connection with the refinancing of the Senior Notes) and the New Zealand 2023 Senior Facilities Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The Board may also consider such other factors as it considers appropriate.

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The Corporation paid dividends of C$0.02 per Common Share on May 12, 2017, May 4, 2018 and May 6, 2019. As part of the Corporation’s dividend policy and dividend reinvestment plan (“DRIP”), eligible Canadian holders of Common Shares have the right to acquire additional Common Shares at the Discounted Share Price (as defined in the Corporation’s DRIP), in lieu of cash dividends, net of applicable withholding taxes.

When dividends are paid on the Common Shares, distributions are also required to be paid on the Trilogy LLC Class C Units in the same amount (or an equivalent amount in a different currency) as on the Common Shares on a per security basis. Until otherwise determined by the Board, all holders of Trilogy LLC Class C Units will receive their dividends in the form of additional Trilogy LLC Class C Units, issued on terms comparable to those on which Common Shares are offered to participants in the DRIP.

The Alignvest Partners and AMC, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed, Donald Walker have agreed to receive their dividends in the form of Common Shares to the extent permitted under the DRIP, rather than cash, until otherwise determined by the Board. Because non-Canadians are not currently eligible to participate in the DRIP, however, Mr. Hemmer, who is a U.S. citizen, received a dividend payment in cash in 2017, 2018 and 2019 and is expected to receive any future dividend payments in cash.

SG Enterprises and Bradley J. Horwitz have agreed to receive dividends in respect of their Trilogy LLC Class C Units in the form of additional Trilogy LLC Class C Units as described above. They have also agreed to receive dividends with respect to Common Shares that they hold or may hold in the future in the form of additional Common Shares to the extent permitted under the DRIP. However, because SG Enterprises and Mr. Horwitz are U.S. persons they are not currently eligible to participate in the DRIP with respect to Common Shares. Accordingly, they received dividend payments in cash in 2017, 2018 and 2019 with respect to their Common Shares and are expected to receive any future dividend payments in cash with respect to these shares.

The Corporation’s dividend policy is reviewed from time to time by the Board in the context of the Corporation’s earnings, financial condition and other relevant factors. The payment of dividends in the future depends on the earnings, cash flow and financial condition of the Corporation as well as the need to finance the Corporation’s business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Senior Notes Indenture (and any subsequent indenture entered into connection with the refinancing of the Senior Notes), the New Zealand 2023 Senior Facilities Agreement (as such terms are defined in the Annual Report). These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The Board may also consider such other factors as it considers appropriate.

Directors’ and Officers’ Insurance and Indemnification

The Corporation maintains a comprehensive directors’ and officers’ liability insurance program. Subject to policy conditions, this program is intended to cover each individual’s liability arising from his/her duties as a Director or officer of the Corporation provided he/she acted honestly and in good faith with a view to the best interests of the Corporation. The Corporation’s program includes liability insurance covering Directors and officers of the Corporation and its subsidiaries acting in their capacities as such, as well as coverage for the Corporation itself against a securities claim. The current insurance program, in effect from March 1, 2021 through February 28, 2022, provides C$10 million in coverage for claims arising from acts or omissions after February 28, 2021, inclusive of securities claims (except for claims arising under U.S. securities laws and under anti-corruption statutes), subject to a deductible of C$1,500,000. The premium paid for this program was C$751,500. It purchased C$30 million limit programs in 2017, 2018, 2019, and 2020 for which it paid premiums of C$82,500, C$98,198 and C$119,970, and C$174,704 respectively. The Corporation purchased a six year run-off extension of this policy for a one-time premium of C$409,062. No indemnification has been paid or has become payable under such insurance programs since the commencement of coverage on February 7, 2017.

Trilogy LLC purchased a directors’ and officers’ liability insurance program (which applied to U.S. securities laws claims and was subject to a deductible of $400,000) for claims February 7, 2017; that program provided coverage against directors’ and officers’ liabilities up to $20 million for a premium of approximately $186,636. No indemnification has been paid or has become payable under such insurance since the commencement of coverage.

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In accordance with the BCBCA, the Articles of the Corporation also provide for the indemnification of a Director or officer, a former Director or officer, or a person who acts or acted at the Corporation’s request as a Director or officer of a corporation in which the Corporation is or was a shareholder or creditor, and such individual’s heirs and legal representatives, against any and all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual was made a party by reason of being or having been a Director or officer of the Corporation or other entity, if the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation has entered into indemnity agreements with certain of its Directors and officers, providing a contractual right to indemnification and advancement of expenses under circumstances in which the Corporation is permitted to provide indemnification under the BCBCA. As discussed above, a policy of directors’ and officers’ liability insurance is maintained by the Corporation which insures Directors and officers for losses as a result of claims against the Directors and officers of the Corporation in their capacity as Directors and officers and also reimburses the Corporation for payments made pursuant to the indemnity provisions under the indemnity agreements, the Articles of the Corporation and the BCBCA.

Pension Plan Benefits

The Corporation has not established any pension plans or deferred compensation plans for Directors and executive officers that provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Corporation has in place a severance policy for senior executives, including Messrs. Horwitz, Mickels and Morris (the “Severance Policy”). The Severance Policy entitles each participant to a severance payment in the event that such participant is terminated without cause or resigns with good reason. The severance benefit is equal to the participant’s annual base salary and target bonus at the time of termination or resignation, except that, in the event of termination without cause or resignation with good reason within 365 days following a change of control (as defined in the Severance Policy) of the Corporation, the benefit is equal to two times the participant’s annual base salary and target bonus. The Corporation has also established a retention benefit program for certain executives, with retention benefits vesting upon a change of control. See “Termination and Change of Control Benefits — Employee Retention Policy”.

Mr. Perez has signed an employment agreement with the Corporation that entitles him to a severance benefit in the event that he is terminated without cause or resigns with good cause following a change of control of the Corporation, Trilogy LLC or NuevaTel. The severance benefit is equal to Mr. Perez’s annual base salary plus target cash bonus at the time of termination plus the amount of the annual target cash bonus for the year in which the termination occurs based upon the NuevaTel’s actual financial performance against relevant targets, adjusted for the portion of the relevant year that has elapsed prior to termination or resignation.

Mr. Aue has signed an employment agreement with 2degrees that provides that he will receive a severance payment equal to a year’s base salary if his employment is terminated by the Board of Directors of 2degrees for any reason, other than cause, before June 1, 2022.

Termination and Change of Control Benefits in the RSU Plan

The RSU Plan contains certain provisions relating to the exercise of RSUs granted thereunder in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, the sale of all or substantially all of the property of the Corporation.

Each NEO (other than Mr. Aue) has executed an agreement with the Corporation that restricts such NEO, both during the term of the agreement and at any time thereafter, from disclosing any confidential information to any person, or using the same for any purpose other than the purposes of the Corporation. No NEO may disclose or use for any purpose, other than those of the Corporation, the private affairs of the Corporation, or any other information which hemay acquire during the course of his employment in respect of the business and affairs of the Corporation. Mr. Aue’s terms of employment with 2degrees contain equivalent confidentiality provisions.

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Employee Retention Policy

The Board is implementing a retention policy for the Corporation’s headquarters employees that entitles each participating employee to a retention award based on the employee’s annual compensation and vests over time. For Messrs. Mickels and Morris, the retention award amount equals their annual compensation and target bonus; half of the retention award will be paid in cash, the right to which will vest ratably over three years, and the remainder will consist of a grant of RSUs, which will vest in its entirety at the end of three years. Vesting of the retention benefits will accelerate upon a change of control of the Corporation. Mr. Horwitz has elected not to participate in the retention program.

Director Compensation

During the year ended December 31, 2020, the Directors (other than Mr. Horwitz, whose compensation as an executive is disclosed in the Executive Summary Compensation Table, above) received the remuneration set out below. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings or otherwise carrying out their duties as Directors.

In consideration for serving on the Board in 2017 and 2018, independent Directors were paid an annual retainer of up to $100,000, of which 2/3 has been paid in DSUs and 1/3 in cash. Through December 31, 2020, non-independent Directors were not compensated for their role on the Board or its committees.

Effective January 1, 2019, the Lead Independent Director is paid an annual stipend of $125,000 and each other non-employee Director is entitled to an annual stipend of $100,000; a Director who serves on a committee (other than as a committee chairperson) is entitled to receive an additional $15,000 annually, and a Director who serves as a chairperson of a committee is entitled to receive an additional $10,000 annually. It is expected that $66,667 of a Director’s total annual compensation be paid in the form of DSUs under the DSU Plan.

John W. Stanton and Theresa E. Gillespie have waived their rights to receive compensation as Directors. Bradley J. Horwitz, the President and the CEO of the Corporation, is not entitled to receive compensation for his services as a Director.

All current directors and officers of the Corporation are and will continue to be indemnified on customary terms by the Corporation.

Director Compensation Table

The following table shows the compensation paid in 2020 to the Corporation’s Directors. Four Directors — Mark Kroloff, Nadir Mohamed, Alan D. Horn and Reza R. Satchu — received 2/3 of their compensation in the form of DSUs, granted on a quarterly basis, and the remainder in cash, also paid on a quarterly basis.

Name and Principal Position	Fees earned (US$)	Share- based awards (US$)[1]	Option- based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)[2]	All other compensation (US$)	Total Compensation (US$)
Ms. Theresa E. Gillespie	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Alan D. Horn	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Mark Kroloff	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Nadir Mohamed	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Reza R. Satchu	$33,333	$66,667	Nil	Nil	Nil	Nil	$100,000
Mr. John W. Stanton	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Share-based awards represent the fair value of DSUs granted on a quarterly basis in the year under the DSU Plan. The fair value of the DSUs is based on the VWAP of the Common Shares, and foreign exchange rates, for the five trading days immediately preceding the date of grant multiplied by the number of DSUs granted.

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Grant Date	5-Day VWAP TSX (C$)	Foreign Exchange Rate (C$ - US$)	DSUs Granted
March 31, 2020	$1.54	1.42164	61,556.43
June 30, 2020	$1.15	1.36220	78,951.88
September 30, 2020	$1.04	1.33794	85,758.44
December 31, 2020	$1.38	1.28348	62,022.71

(2)	The Corporation does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following or in connection with retirement.

Share-Based, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table outlines the equity incentive awards, made to each Director (other than Mr. Horwitz, whose compensation as an executive is disclosed in the Executive Summary Compensation Table, above), that were outstanding at December 31, 2020.

	Option-based awards				Share-based awards
Name	Securities underlying unexercised options (#)	Option exercise price (US$)	Option expiry date	Value of unexercised in-the- money options (US$)	Number of shares or units of shares that have not vested (#)	Market or pay- out value of Share- based awards that have not vested (US$)	Market or pay-out value of vested Share- based awards not paid out or distributed (US$)[1]
Ms. Theresa E. Gillespie	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Alan D. Horn	Nil	Nil	Nil	Nil	Nil	Nil	$144,119
Mr. Mark Kroloff	Nil	Nil	Nil	Nil	Nil	Nil	$160,980
Mr. Nadir Mohamed	Nil	Nil	Nil	Nil	Nil	Nil	$174,822
Mr. Reza R. Satchu	Nil	Nil	Nil	Nil	Nil	Nil	$126,205
Mr. John W. Stanton	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Market value represents the number of DSUs outstanding as of December 31, 2020 and the market price of the Corporation’s common stock at that date of C$1.43 converted to C$1.2732 = US$1.00 on December 31, 2020. Includes dividends paid on DSUs, in accordance with the terms of the DSU Plan.

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Director Incentive Plan Awards

The following table sets out the value of all incentive plan awards to Directors; consisting of options and share-based awards that vested during the year ended December 31, 2020.

Name	Option-based awards — Value vested during the year (US$)	Share-based awards - Value vested during the year (US$)[1]	Non-equity incentive plan compensation - Value earned during the year (US$)[2]
Ms. Theresa E. Gillespie	Nil	Nil	Nil
Mr. Alan D. Horn	Nil	$66,667	$73,333
Mr. Mark Kroloff	Nil	$66,667	$73,333
Mr. Nadir Mohamed	Nil	$66,667	$73,333
Mr. Reza R. Satchu	Nil	$66,667	$33,333
Mr. John W. Stanton	Nil	Nil	Nil

Notes:

(1)	Share-based awards represent the fair value of DSUs granted on a quarterly basis in the year under the DSU Plan. The fair value of the DSUs is based on the VWAP of the Common Shares, and foreign exchange rates, for the five trading days immediately preceding the date of grant multiplied by the number of DSUs granted.

Grant Date	5-Day VWAP TSX (C$)	Foreign Exchange Rate (C$ - US$)	DSUs Granted
March 31, 2020	$1.54	1.42164	61,556.43
June 30, 2020	$1.15	1.36220	78,951.88
September 30, 2020	$1.04	1.33794	85,758.44
December 31, 2020	$1.38	1.28348	62,022.71

With respect to awards issued as dividends pursuant to the DSU Plan, the 5-day VWAP was computed with reference to the dates on which dividends were paid in 2018 and 2019 to Shareholders and Unitholders.

(2)	Non-equity incentive plan compensation is comprised of cash remuneration paid on a quarterly basis.

Securities Authorized for Issuance Under the Corporation’s Equity Compensation Plans

The following table sets out (a) the number of securities issued and issuable under the Corporation’s equity compensation plans, (b) the weighted-average exercise price of outstanding equity compensation awards, and (c) the number of securities available for issuance under each equity compensation plan, as at December 31, 2020. Additional details concerning the Corporation’s equity compensation plans are set out in the sections of this Circular above.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,339,036[1]	N/A3	3,077,424
	539,678[2]		529,732
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,878,714	N/A	3,607,156

Notes:

(1)	These securities were granted under the RSU Plan and include Common Shares issuable upon the vesting of the RSUs. Total includes performance-based share units that were granted because the Corporation exceeded the Corporation’s 2019 performance against award targets.

(2)	These securities were granted under the DSU Plan and entitle participants to receive Common Shares as discussed previously in the “Summary of Deferred Share Unit Plan” section above.

(3)	RSUs and DSUs do not require the holder to pay a strike price.

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 INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

As at the date of this Circular, no Director, executive officer, or employee of the Corporation or any of its subsidiaries, former Director, executive officer, or employee of the Corporation or any of its subsidiaries, proposed Nominee for election as Director, or any associate of any of the foregoing, has been or is indebted to the Corporation or any of its subsidiaries, at anytime during its last completed financial year or has had any indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

The Canadian Securities Administrators’ NI 58-101, National Policy 58-201 — Corporate Governance Guidelines and National Instrument 52-110 — Audit Committees (“NI 52-110”) set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

The Board is currently comprised of seven Directors: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza R. Satchu, Nadir Mohamed, Mark Kroloff and Alan D. Horn.

The primary function of the Board is to supervise the management of the business and affairs of the Corporation, including the responsibility for the strategic planning process, risk management, succession planning, approving and communicating a communications policy and disclosure policy, setting internal controls, corporate governance, senior Management compensation and oversight, Director compensation and assessment, and approving material transactions and contracts. The Board is also responsible for reviewing the succession plans for the Corporation, including appointing, training and monitoring senior Management to ensure that the Board and Management have appropriate skill and experience.

The Board has adopted a majority voting policy for the election of Directors. For a description of such policy, see “Business of the Meeting” in this Circular.

The Board has established an Audit Committee and C&CG Committee. See “Business of the Meeting — Nominee and Qualifications” in this Circular for the membership of each of the committees of the Board. The Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s charter or mandate.

The primary mandate of the Audit Committee is to provide assistance to the Board in fulfilling its responsibility to the Shareholders, potential shareholders and the investment community, to oversee the work and review the qualifications and independence of the external auditors of the Corporation, to review the financial statements of the Corporation and public disclosure documents containing financial information and to assist the Corporation with the legal compliance and ethics programs as established by Management and by the Board and as required by law.

The primary mandate of the C&CG Committee with respect to compensation is to approve corporate goals and objectives relevant to the compensation of the CEO and to make recommendations with respect to the CEO’s compensation based on its evaluation, to recommend compensation arrangements for the Directors, committee members and chairs, and the Chairman, to administer and interpret the incentive compensation and equity compensation plans, and to approve the appointment, compensation and terms of employment for the CFO and senior Management of the Corporation. The primary mandate of the C&CG Committee with respect to corporate governance is to assess the effectiveness of the Board, of committees of the Board and of the Directors of the Board, to recommend to the Board candidates for election as Directors and candidates for appointment to Board committees and to advise the Board on enhancing the Corporation’s corporate governance through a continuing assessment of the Corporation’s approach to corporate governance.

Independence of the Board

The Corporation’s Board is currently composed of seven Directors, a majority of whom are not independent. NI 58- 101 defines an “independent director” as a Director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular Director is an “independent director” or a “non-independent director”, the Board will consider the factual circumstances of each Director in the context of the Guidelines.

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Bradley J. Horwitz is not considered independent for the purposes of NI 58-101 because he is part of Management of the Corporation. John W. Stanton and Theresa E. Gillespie are not considered independent for the purposes of NI 58- 101 because of their respective equity ownership in, and prior role with, Trilogy LLC. Reza R. Satchu is not considered independent for the purposed of NI 58-101 because he was, prior to the Arrangement, an executive officer of Alignvest, the Corporation’s predecessor company.

Chairman and Lead Independent Director

John W. Stanton serves as the Chairman of the Corporation. The Chairman is responsible for the management, development and effective functioning of the Board and provides leadership in every aspect of its work. As Mr. Stanton is not independent for the purposes of NI 58-101, the Corporation has appointed Nadir Mohamed as the Lead Independent Director of the Board. The position descriptions for the Chairman and Lead Independent Director set out the Chairman’s and the Lead Independent Director’s key responsibilities. The Lead Independent Director and each committee can also engage outside consultants without consulting Management.

Meeting in-camera

The Board and committees hold regularly scheduled meetings without Management and non-independent Directors. The committee chairs’ reports to the Board generally form part of these discussions. The Chairman encourages open and candid discussions among the independent Directors by providing them with an opportunity to express their views on key topics before decisions are taken. During the financial year ended 2020, the independent Directors held four meetings without non-independent directors and members of Management being present.

Performance assessments and succession planning

The C&CG Committee provides primary oversight of the performance assessment of the CEO, the CEO’s assessments of the other senior officers, and succession planning for senior Management. The C&CG Committee has an emergency succession plan and contingency plan for the CEO for a scenario in which the CEO suddenly and unexpectedly is unable to perform his duties for an extended period.

The independent Directors participate in the assessment of the performance of the CEO every year. The Board approves all appointments of executive officers.

Board Mandate

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman and the Lead Independent Director, and officers of the Corporation, all as more particularly described in the Board’s Mandate, attached as Schedule “C” to this Circular.

Committees of the Board of Directors

The Board does not currently have an Executive Committee. As at the date of this Circular, there are two committees of the Board; namely: (i) the Audit Committee; and (ii) the C&CG Committee.

The following table sets out the members of such Committees as at the date of this Circular:

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Name of Committee	Members of Committee	Date of initial Appointment
Audit Committee	Alan D. Horn (Chair) Mark Kroloff Nadir Mohamed	November 8, 2018 February 7, 2017 February 7, 2017
C&CG Committee	Mark Kroloff (Chair) Alan D. Horn John W. Stanton	February 7, 2017 November 8, 2018 February 7, 2017

Position Descriptions

The Board has written descriptions for the Chairman, Lead Independent Director, chairs of each of the committees of the Board and the CEO. The Board Mandate, the Audit Committee’s charter and C&CG Committee’s mandate have set out in writing the roles of the Board and the committees in supervising Management.

Director Term Limits/Mandatory Retirement

At this time, the Corporation does not expect that these types of policies would be appropriate for the Board. The Corporation believes that a rigorous self-evaluation process combined with input from an external third-party governance firm would be a more effective and transparent manner to ensure that the Directors add value and remain strong contributors.

Diversity

Board of Directors

The Corporation recognizes the benefits that diversity brings to the Corporation. The Board aims to be comprised of Directors who have a range of perspectives, insights and views in relation to the issues affecting the Corporation. This belief in diversity is reflected in the Corporation’s Diversity Policy. The Diversity Policy states that the Board should include individuals from diverse backgrounds, having regard to, among other things, gender, status, age, business experience, professional expertise, education, nationality, race, culture, language, personal skills and geographicbackground. Accordingly, consideration of whether the diverse attributes highlighted in the policy are sufficiently represented on the Board is an important component of the selection process for new Board members.

One of the seven proposed Directors is female, representing 14.3% of the proposed members of the Board. The Corporation recognizes the value of the contribution of members with diverse attributes on the Board and is committed to ensuring that there is representation of women on the Board. However, the Corporation has not and does not intend to establish a target or adopt specifically policies regarding the number of women on the Board. The Corporation believes a target would not be the most effective way of ensuring the Board is comprised of individuals with diverse attributes and backgrounds. The Corporation will, however, evaluate the appropriateness of adopting targets in the future.

Management

The Corporation believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. The Corporation recognizes the value of ensuring that the Corporation has leaders who are women. The Corporation has and will work to develop its employees internally and provide them with opportunities to advance their careers. The Corporation has developed a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization. One of the objectives of this initiative is to ensure that there are highly qualified women within the Corporation available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its leadership team, both at the corporate level and business vertical level, the Corporation weighs a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.

None of the Corporation’s NEOs are female. The Corporation does not intend to establish a target regarding the number of women in executive officer or senior leadership positions. The Corporation believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. The Corporation will, however, evaluate the appropriateness of adopting targets in the future.

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Orientation and Continuing Education

As set out in the Board Mandate, the Corporation has a policy of making a full initial orientation and continuing education process available to Board members. New Directors are provided with an initial orientation regarding the nature and operation of the Corporation’s business and the affairs of the Corporation and as to the role of the Board and its committees, as well as the legal obligations of a Director. Existing Directors are also periodically updated on these matters.

In order to orient new Directors as to the nature and operation of the Corporation’s business, they will be given the opportunity to meet with key members of Management to discuss the Corporation’s business and activities. In addition, new Directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Corporation.

Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with Management and, where applicable, auditors, advisors and other consultants of the Corporation. Board members have access to the Corporation’s in-house and external legal counsel in the event of any questions or matters relating to Board members’ corporate and Director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Corporation’s records.

Nomination of Directors

The C&CG Committee’s role is to recommend to the Board candidates for election as Directors and candidates for appointment to Board committees as set out in the C&CG Committee Mandate. The Chairman also consults with the C&CG Committee regarding candidates for nomination or appointment to the Board.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”), a written code of business conduct and ethics for the Directors, officers and employees that sets out the Board’s expectations for the conduct of such persons in their dealings on behalf of the Corporation. The Board has established confidential reporting procedures in order to encourage employees, Directors and officers to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Code of Ethics may face disciplinary actions, including dismissal.

The Code of Ethics is designed to deter wrongdoing and promote honest and ethical conduct; avoidance of conflicts of interests; confidentiality of corporate information; protection and proper use of corporate assets and opportunities; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of any violations of the Code of Ethics; accountability for adherence to the Code of Ethics; and the Corporation’s culture of honesty and accountability. A copy of the Code of Ethics may be obtained by contacting the Corporation and requesting a copy from its investor relations contact by mail at Suite 400, 155 108th Avenue NE, Bellevue, Washington, USA 98004.

The Board monitors compliance with the Code of Ethics by delegating responsibility for investigating and enforcing matters related to the Code of Ethics to Management, who will report breaches of the Code of Ethics to the Corporation’s General Counsel & Corporate Secretary. Any such investigations and resolutions of complaints will be reviewed by the General Counsel & Corporate Secretary who will report annually to the Board thereon. Certain of the matters covered by the Code of Ethics are also subject to Audit Committee oversight. Any employee who becomes aware of a violation of the Code of Ethics is required to report the violation to a member of Management. Directors and executive officers are required by applicable law and the Code of Ethics to promptly disclose any potential conflict of interest that may arise. If a Director or executive officer has a material interest in an agreement or transaction, applicable law, the Code of Ethics and principles of sound corporate governance requires the Director or executive to declare the interest in writing or request to have such interest entered in the minutes of meetings of Directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction. The C&CG Committee is responsible for monitoring such conflicts of interest under the Code of Ethics. The Board has delegated the communication of the Code of Ethics to employees and to Management, who are expected to encourage and promote a culture of ethical business conduct.

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Board and Committee Assessment

The C&CG Committee’s role is to annually assess the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors.

Audit Committee

Composition of Audit Committee

The Audit Committee consists of Alan D. Horn (Chair), Mark Kroloff and Nadir Mohamed. Each member of the Audit Committee is independent (as defined in NI 52-110) and none has received or will receive, directly or indirectly, any compensation from the Corporation other than for service as a member of the Board and its committees. All members of the Audit Committee are financially literate (as defined under NI 52-110).

For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Messrs. Horn, Kroloff and Mohamed in “Business of the Meeting — Nominations and Qualifications” in this Circular.

The members of the Audit Committee are appointed annually by the Board, and each member of the Audit Committee serves at the pleasure of the Board until such member resigns, is removed, or ceases to be a member of the Board. The full text of the Audit Committee’s charter can be found attached as Schedule “B” to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee has adopted requirements regarding pre-approval of non-audit services as part of its Audit Committee Charter. The Audit Committee Charter requires that the Audit Committee must approve in advance anyretainer of the auditors to perform any non-audit service to the Corporation (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Audit Service Fees

All audit and non-audit services to be provided by the Corporation’s external auditor are required to be pre-approved by the Audit Committee. The Audit Committee annually pre-approves a budget for certain specific non-audit services such as assistance with tax returns.

Additional Information

Further disclosure concerning the composition, education and experience and policies of the Audit Committee and fees paid to the Corporation’s auditor can be found in the Annual Report under the heading “Audit Committee”.

Compensation and Corporate Governance Committee

The C&CG Committee consists of Mark Kroloff (Chair), Alan D. Horn and John W. Stanton. Mark Kroloff and Alan D. Horn are considered “independent” as defined in NI 58-101. John W. Stanton, is not considered “independent” as defined in 58-101. However, Mr. Stanton is not expected to receive, directly or in directly, any compensation from the Corporation. The C&CG Committee conducts its business on the basis of majority approval, which encourages an objective process for determining compensation.

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The members of the C&CG Committee are appointed annually by the Board and each member of the C&CG Committee serves at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

To fulfill its role in developing the Corporation’s approach to compensation issues, the C&CG Committee shall:

(i)	review and approve corporate goals and objectives relevant to the compensation of the CEO;

(ii)	evaluate the performance of the CEO in light of those corporate goals and objectives, and make recommendations to the Board with respect to the compensation level of the CEO based on its evaluation;

(iii)	review the recommendations to the C&CG Committee of the CEO respecting the appointment, compensation and other terms of employment of the CFO, all senior Management reporting directly to the CEO and all other officers appointed by the Board and, if advisable, approve and recommend for board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(iv)	administer and interpret the Corporation’s share compensation agreements and its policies respecting the grant of options or other share-based compensation or the sale of shares thereunder, and review and recommend for approval of the Board the grant of options thereunder and the terms thereof;

(v)	review the Corporation’s pension and retirement arrangements in light of the overall compensation policies and objectives of the Corporation;

(vi)	review employment agreements between the Corporation and the CEO, and between the Corporation and its executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the C&CG Committee and approval by the Board;

(vii)	review Management’s policies and practices respecting the Corporation’s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or Directors or amending or extending any such existing personal loans or arrangements;

(viii)	recommend to the Board for its approval the terms upon which Directors shall be compensated, including the Chairman (if applicable) and those acting as committee chairs and committee members;

(ix)	review on a periodic basis the terms of and experience with the Corporation’s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(x)	review executive compensation disclosure before the Corporation publicly discloses this information;

(xi)	submit a report to the Board on human resources matters at least annually; and

(xii)	prepare an annual report for inclusion in the Corporation’s Management Information Circular to the Shareholders respecting the process undertaken by the committee in its review of compensation issues and prepare a recommendation in respect of the compensation of the CEO.

As set out in the C&CG Committee’s Mandate, the C&CG Committee’s role with respect to corporate governance includes, among other things:

(i)	developing and updating a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Corporation, and reporting to the Board thereon at least annually;

(ii)	undertaking on an annual basis an examination of the size of the Board, with a view to determining the impact of the number of Directors, the effectiveness of the Board, and recommending to the Board, if necessary, a reduction or increase in the size of the Board;

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(iii)	endeavouring, in consultation with the Chairman (or Lead Independent Director, if applicable), to seek to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, each of the committees of the Board and each individual Director of the Board with a view to ensuring that they are fulfilling their respective responsibilities and duties;

(iv)	in consultation with the Chairman (or Lead Independent Director, if applicable), and the CEO, annually or as required, recruiting and identifying individuals qualified to become new Board members and recommending to the Board new Director nominees for the next annual meeting of the Shareholders;

(v)	in consultation with the Chairman (or Lead Independent Director, if applicable), annually or as required, recommending to the Board, the individual Directors to serve on the various committees;

(vi)	conducting a periodic review of the Corporation’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness;

(vii)	reviewing overall governance principles, monitoring disclosure and best practices of comparable and leading companies, and bringing forward to the Board a list of corporate governance issues for review, discussion or action by the Board or its committees;

(viii)	reviewing the disclosure in the Corporation’s public disclosure documents relating to corporate governance practices and preparing recommendations to the Board regarding any other reports required or recommended on corporate governance;

(ix)	proposing agenda items and content for submission to the Board related to corporate governance issues and providing periodic updates on recent developments in corporate governance to the Board;

(x)	conducting a periodic review of the relationship between Management and the Board, particularly in connection with a view to ensuring effective communication and the provision of information to Directors in a timely manner;

(xi)	reviewing annually the Board Mandate and the charter and mandates for each committee of the Board, together with the position descriptions, if any, of each of the Chairman, CEO, lead director, Director and committee chairs, and where necessary, recommending changes to the Board;

(xii)	reviewing and recommending the appropriate structure, size, composition, mandate and members for the committees, and recommending for Board approval the appointment of each to Board committees;

(xiii)	recommending procedures to seek to ensure that the Board and each of its committees functions independently of Management;

(xiv)	monitoring conflicts of interest (real or perceived) of both the Board and Management in accordance with the Code, and other policies on conflicts of interest and ethics; and

(xv)	recommending procedures to permit the Board to meet on a regular basis without Management or non-independent Directors.

The C&CG Committee is expected to make recommendations for candidates to the Board and candidates for appointment to various committees of the Board, and in making such recommendations is expected to consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing Director to possess, and the competencies and skills each new nominee will bring to the Board. The responsibility for approving new nominees to the Board will fall to the full Board. The C&CG Committee may also make, where appropriate, recommendations for the removal of a Director from the Board or from a committee of the Board if he or she is no longer qualified to serve as a Director under applicable requirements or for any other reason it considers appropriate.

Page | 49

For a more detailed discussion as to how the C&CG Committee determines executive and Director compensation, see the section of this Circular entitled “Report on Executive Compensation” above.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the Directors or executive officers of the Corporation, no proposed Nominee for election as a Director of the Corporation, none of the persons who have been Directors or executive officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, to the knowledge of of the Corporation (after reasonable enquiry), since the commencement of the Corporation’s last completed financial year, no Director or executive officer of the Corporation, proposed Nominee for election as Director of the Corporation, principal Shareholder of the Corporation (or any Director or officer thereof), or any associate or affiliate of any of the foregoing had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, and no proposed Nominee for election as a Director, or associate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting (other than the election of Directors or the appointment of the auditors). As further described in the Annual Financial Statements, in October 2020, Trilogy International South Pacific LLC issued $50 million of senior secured notes, of which $7 million were purchased by SG Enterprises II, LLC, a Washington limited liability company owned by John W. Stanton and Theresa E. Gillespie.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy, to vote the shares represented thereby in accordance with their best judgement on such matter.

Page | 50

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com. Shareholders of the Corporation may request a copy of the Corporation’s consolidated financial statements and Management’s discussion and analysis by writing to the Corporate Secretary, TIP Inc., at 155 108th Avenue NE, Suite 400, Bellevue, Washington, USA 98004.

Financial information is provided in the Corporation’s comparative consolidated financial statements and Management’s discussion and analysis for its most recently completed financial year, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

APPROVAL BY DIRECTORS

The contents of this Circular and the sending, communication or delivery thereof to the Shareholders have been approved by the Board of the Corporation. A copy of this Circular has been sent to each Director, each Shareholder entitled to notice of the Meeting and the auditors of the Corporation.

DATED as of the 31st day of March 2021.

Chairman of the Board of Directors

Page | 51

SCHEDULE “A”

AMENDED AND RESTATED ARTICLES

[See attached]

A-1

TABLE OF CONTENTS

BUSINESS CORPORATIONS ACT

AMENDED AND RESTATED ARTICLES

of

TRILOGY INTERNATIONAL PARTNERS INC.

		Page

	ARTICLE 1
	INTERPRETATION

1.1	Definitions	1
1.2	Business Corporations Act and Interpretation Act Definitions Applicable	2

	ARTICLE 2
	SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure	2
2.2	Form of Share Certificate	2
2.3	Shareholder Entitled to Certificate or Acknowledgement	2
2.4	Delivery by Mail	2
2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	2
2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement	2
2.7	Splitting Share Certificates	3
2.8	Certificate Fee	3
2.9	Recognition of Trusts	3

	ARTICLE 3
	ISSUE OF SHARES

3.1	Directors Authorized	3
3.2	Commissions and Discounts	3
3.3	Brokerage	3
3.4	Conditions of Issue	3
3.5	Share Purchase Warrants and Rights	4

	ARTICLE 4
	SHARE REGISTERS

4.1	Central Securities Register	4
4.2	Closing Register	4

- ii -

	ARTICLE 5
	SHARE TRANSFERS

5.1	Registering Transfers	4
5.2	Form of Instrument of Transfer	4
5.3	Transferor Remains Shareholder	4
5.4	Signing of Instrument of Transfer	5
5.5	Enquiry as to Title Not Required	5
5.6	Transfer Fee	5

	ARTICLE 6
	TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death	5
6.2	Rights of Legal Personal Representative	5

	ARTICLE 7
	PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares	5
7.2	Purchase When Insolvent	6
7.3	Sale and Voting of Purchased Shares	6

	ARTICLE 8
	BORROWING POWERS

8.1	Borrowing Powers	6

	ARTICLE 9
	ALTERATIONS

9.1	Alteration of Authorized Share Structure	6
9.2	Special Rights and Restrictions	7
9.3	Change of Name	7
9.4	Other Alterations	7

	ARTICLE 10
	MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings	7
10.2	Resolution Instead of Annual General Meeting	8
10.3	Calling of Meetings of Shareholders	8
10.4	Notice for Meetings of Shareholders	8
10.5	Record Date for Notice	8
10.6	Record Date for Voting	8
10.7	Failure to Give Notice and Waiver of Notice	8
10.8	Notice of Special Business at Meetings of Shareholders	9

- iii -

	ARTICLE 11
	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business	9
11.2	Special Majority	10
11.3	Quorum	10
11.4	One Shareholder May Constitute Quorum	10
11.5	Other Persons May Attend	10
11.6	Requirement of Quorum	10
11.7	Lack of Quorum	10
11.8	Lack of Quorum at Succeeding Meeting	10
11.9	Chair	10
11.10	Selection of Alternate Chair	11
11.11	Adjournments	11
11.12	Notice of Adjourned Meeting	11
11.13	Decision by Show of Hands or Poll	11
11.14	Declaration of Result	11
11.15	Motion Need Not be Seconded	11
11.16	Casting Vote	11
11.17	Manner of Taking Poll	11
11.18	Demand for Poll on Adjournment	12
11.19	Chair Must Resolve Dispute	12
11.20	Casting of Votes	12
11.21	Demand for Poll	12
11.22	Demand for Poll Not to Prevent Continuance of Meeting	12
11.23	Retention of Ballots and Proxies	12
11.24	Meeting by Telephone or Other Communications Medium	12

	ARTICLE 12 VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares	13
12.2	Votes of Persons in Representative Capacity	13
12.3	Votes by Joint Holders	13
12.4	Legal Personal Representatives as Joint Shareholders	13
12.5	Representative of a Corporate Shareholder	13
12.6	Proxy Provisions Do Not Apply to All Companies	14
12.7	Appointment of Proxy Holders	14
12.8	Alternate Proxy Holders	14

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12.9	When Proxy Holder Need Not Be Shareholder	14
12.10	Deposit of Proxy	15
12.11	Validity of Proxy Vote	15
12.12	Form of Proxy	15
12.13	Revocation of Proxy	16
12.14	Revocation of Proxy Must Be Signed	16
12.15	Production of Evidence of Authority to Vote	16

	ARTICLE 13 DIRECTORS

13.1	First Directors; Number of Directors	16
13.2	Change in Number of Directors	17
13.3	Directors’ Acts Valid Despite Vacancy	17
13.4	Qualifications of Directors	17
13.5	Remuneration of Directors	17
13.6	Reimbursement of Expenses of Directors	17
13.7	Special Remuneration for Directors	17
13.8	Gratuity, Pension or Allowance on Retirement of Director	17

	ARTICLE 14 ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting	17
14.2	Consent to be a Director	18
14.3	Failure to Elect or Appoint Directors	18
14.4	Places of Retiring Directors Not Filled	18
14.5	Directors May Fill Casual Vacancies	18
14.6	Remaining Directors Power to Act	19
14.7	Shareholders May Fill Vacancies	19
14.8	Additional Directors	19
14.9	Ceasing to be a Director	19
14.10	Removal of Director by Shareholders	19
14.11	Removal of Director by Directors	19

	ARTICLE 15 POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management	20
15.2	Appointment of Attorney of Company	20

- v -

	ARTICLE 16
	DISCLOSURE OF INTEREST OF DIRECTORS

16.1	Obligation to Account for Profits	20
16.2	Restrictions on Voting by Reason of Interest	20
16.3	Interested Director Counted in Quorum	20
16.4	Disclosure of Conflict of Interest or Property	20
16.5	Director Holding Other Office in the Company	20
16.6	No Disqualification	21
16.7	Professional Services by Director or Officer	21
16.8	Director or Officer in Other Corporations	21

	ARTICLE 17 PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors	21
17.2	Voting at Meetings	21
17.3	Chair of Meetings	21
17.4	Meetings by Telephone or Other Communications Medium	22
17.5	Calling of Meetings	22
17.6	Notice of Meetings	22
17.7	When Notice Not Required	22
17.8	Meeting Valid Despite Failure to Give Notice	22
17.9	Waiver of Notice of Meetings	22
17.10	Quorum	22
17.11	Validity of Acts Where Appointment Defective	23
17.12	Consent Resolutions in Writing	23

	ARTICLE 18 EXECUTIVE AND OTHER COMMITTEES

18.1	Appointment and Powers of Executive Committee	23
18.2	Appointment and Powers of Other Committees	23
18.3	Obligations of Committees	24
18.4	Powers of Board	24
18.5	Committee Meetings	24

	ARTICLE 19 OFFICERS

19.1	Directors May Appoint Officers	24
19.2	Functions, Duties and Powers of Officers	25

- vi -

19.3	Qualifications	25
19.4	Remuneration and Terms of Appointment	25

	ARTICLE 20 INDEMNIFICATION

20.1	Definitions	25
20.2	Mandatory Indemnification of Directors and Former Directors	25
20.3	Indemnification of Other Persons	26
20.4	Non-Compliance with Business Corporations Act	26
20.5	Company May Purchase Insurance	26

	ARTICLE 21 DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights	26
21.2	Declaration of Dividends	26
21.3	No Notice Required	26
21.4	Record Date	26
21.5	Manner of Paying Dividend	26
21.6	Settlement of Difficulties	27
21.7	When Dividend Payable	27
21.8	Dividends to be Paid in Accordance with Number of Shares	27
21.9	Receipt by Joint Shareholders	27
21.10	Dividend Bears No Interest	27
21.11	Fractional Dividends	27
21.12	Payment of Dividends	27
21.13	Capitalization of Surplus	27

	ARTICLE 22 DOCUMENTS, RECORDS AND REPORTS

22.1	Recording of Financial Affairs	27
22.2	Inspection of Accounting Records	28

	ARTICLE 23 NOTICES

23.1	Method of Giving Notice	28
23.2	Deemed Receipt of Mailing	29
23.3	Certificate of Sending	29
23.4	Notice to Joint Shareholders	29
23.5	Notice to Trustees	29

- vii -

	ARTICLE 24
	SEAL AND EXECUTION OF DOCUMENTS

24.1	Who May Attest Seal	29
24.2	Sealing Copies	30
24.3	Mechanical Reproduction of Seal	30
24.4	Execution of Documents Generally	30

	ARTICLE 25 PROHIBITIONS

25.1	Definitions	30
25.2	Application	31
25.3	Consent Required for Transfer of Shares or Designated Securities	31

	ARTICLE 26
	EXERCISE OF STATUTORY RIGHTS

26.1	Statutory Rights.	31
26.2	Entitlement to Direct Exercise of Statutory Right.	31
26.3	Termination of Statutory Rights.	31

	ARTICLE 27
	RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
	ATTACHED TO THE COMMON SHARES

27.1	Dividends	31
27.2	Dissolution	31
27.3	Voting Rights	32

	ARTICLE 28
	RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
	ATTACHED TO THE SPECIAL VOTING SHARE

28.1	Definitions	32
28.2	Dividends	33
28.3	Voting Rights	33
28.4	Redemption	34
28.5	Dissolution	34

	ARTICLE 29
	RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE COMMON SHARES AND TO THE SPECIAL VOTING SHARE

29.1	Definitions.	34
29.2	Voting of Common Shares and Special Voting Share on Proposed Sale Transaction.	35

- viii -

29.3	Amendment.	36

	ARTICLE 30 OWNERSHIP AND VOTING RESTRICTIONS

30.1	Definitions	36
30.2	Inconsistencies	37
30.3	Application to Proxies	37
30.4	Ownership Constraint	37
30.5	Contravening Shareholder	37
30.6	Contravention Notice	37
30.7	Suspension	37
30.8	Notice	38
30.9	Written Evidence from Contravening Shareholder	38
30.10	Consequences	39
30.11	Director Determinations	39
30.12	Reliance on Information	39
30.13	Director Liability	39
30.14	Directors’ Resolution	39
30.15	Compliance	40
30.16	Content of Shareholder’ Declaration	40
30.17	Term	40
30.18	Delegation	40
30.19	Consent	40
30.20	Underwriter Exemption.	40
30.21	Other Laws.	40

	ARTICLE 31 ADVANCE NOTICE OF MEETINGS OF SHAREHOLDERS

31.1	Nomination Procedures	41
31.2	Timely notice	41
31.3	Manner of timely notice	41
31.4	Proper form of notice	42
31.5	Notice to be updated	42
31.6	Power of the chairman	42
31.7	Delivery of notice	42
31.8	Waiver	43
31.9	Definitions	43

Certificate of Continuation No.

BUSINESS CORPORATIONS ACT

AMENDED AND RESTATED ARTICLES

of

TRILOGY INTERNATIONAL PARTNERS INC.

ARTICLE 1

INTERPRETATION

1.1                          Definitions. In these Articles, unless the context otherwise requires:

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“Class C Units” means the Class C units issued by Trilogy, which units shall be redeemable for Common Shares and/or cash in accordance with the Class C Unit Redemption Rights;

“Common Shareholders” means the holders from time to time of Common Shares;

“Common Shares” means the common shares in the capital of the Company;

“legal personal representative” means the personal or other legal representative of the shareholder;

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

“seal” means the seal of the Company, if any;

“Statutory Rights” means the right of a holder of voting shares pursuant to sections 46, 48-49, 167, 186, 227 and 233(1) of the Business Corporations Act;

“Trilogy” means Trilogy International Partners LLC, a limited liability company formed under the laws of the State of Washington;

“Trilogy LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement of Trilogy (as it may be amended); and

“Unitholders” means the holders from time to time of Class C Units.

1.2                          Business Corporations Act and Interpretation Act Definitions Applicable. The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

ARTICLE 2

SHARES AND SHARE CERTIFICATES

2.1                          Authorized Share Structure. The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2                          Form of Share Certificate. Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3                          Shareholder Entitled to Certificate or Acknowledgement. Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4                          Delivery by Mail. Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5                          Replacement of Worn Out or Defaced Certificate or Acknowledgement. If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgement, as the case may be.

2.6                          Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement. If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7                          Splitting Share Certificates. If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8                          Certificate Fee. There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9                          Recognition of Trusts. Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3

ISSUE OF SHARES

3.1                          Directors Authorized. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2                          Commissions and Discounts. The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3                          Brokerage. The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4                          Conditions of Issue. Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)            past services performed for the Company;

(ii)           property;

(iii)          money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5                          Share Purchase Warrants and Rights. Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4

SHARE REGISTERS

4.1                          Central Securities Register. As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2                          Closing Register. The Company must not at any time close its central securities register.

ARTICLE 5

SHARE TRANSFERS

5.1                          Registering Transfers. A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)	if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2                          Form of Instrument of Transfer. The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3                          Transferor Remains Shareholder. Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4                          Signing of Instrument of Transfer. If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5                          Enquiry as to Title Not Required. Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6                          Transfer Fee. There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

ARTICLE 6

TRANSMISSION OF SHARES

6.1                          Legal Personal Representative Recognized on Death. In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2                          Rights of Legal Personal Representative. The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

ARTICLE 7

PURCHASE OF SHARES

7.1                          Company Authorized to Purchase Shares. Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2                          Purchase When Insolvent. The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3                          Sale and Voting of Purchased Shares. If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may cancel, sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

ARTICLE 8

BORROWING POWERS

8.1                          Borrowing Powers. The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9

ALTERATIONS

9.1                          Alteration of Authorized Share Structure. Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2                          Special Rights and Restrictions. Subject to the Business Corporations Act, the Company may by special resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3                          Change of Name. The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4                          Other Alterations. If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

ARTICLE 10

MEETINGS OF SHAREHOLDERS

10.1                        Annual General Meetings. Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2                        Resolution Instead of Annual General Meeting. If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3                        Calling of Meetings of Shareholders. The directors may, whenever they think fit, call a meeting of shareholders, which meetings may be held in or outside the Province of British Columbia or at any place in or outside Canada.

10.4                        Notice for Meetings of Shareholders. The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)            if and for so long as the Company is a public company, 21 days;

(b)           otherwise, ten (10) days and not more than fifty (50) days before the meeting.

10.5                        Record Date for Notice. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)            if and for so long as the Company is a public company, 21 days;

(b)            otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6                        Record Date for Voting. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7                        Failure to Give Notice and Waiver of Notice. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8                        Notice of Special Business at Meetings of Shareholders. If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

ARTICLE 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1                        Special Business. At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2                        Special Majority. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3                        Quorum. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold shares to which are attached at least 20% of the votes attached to all of the issued shares of the Company entitled to voting rights at the meeting.

11.4                        One Shareholder May Constitute Quorum. If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5                        Other Persons May Attend. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6                        Requirement of Quorum. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7                        Lack of Quorum. If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8                        Lack of Quorum at Succeeding Meeting. If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9                        Chair. The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10                      Selection of Alternate Chair. If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11                      Adjournments. The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12                      Notice of Adjourned Meeting. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13                      Decision by Show of Hands or Poll. Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of electronic, telephonic or other communications facility, unless a poll, before or on the declaration of the result of the vote by show of hands or the functional equivalent of a show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy. Any vote by shareholders may be held partly or entirely by means of a telephonic, electronic or other communication facility, if the Company makes available such a communication facility. Any person participating in a meeting of shareholders under Article 11.24 and entitled to vote at that meeting may vote by means of the telephonic, electronic or other communication facility that the Company has made available for that purpose. Notwithstanding the foregoing, for so long as the Special Voting Share is issued and outstanding, every motion put to a vote at a meeting of shareholders will be decided on a poll.

11.14                      Declaration of Result. The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15                      Motion Need Not be Seconded. No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16                      Casting Vote. In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17                      Manner of Taking Poll. Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll, or the, functional equivalent of a_poll by means, of electronic, telephonic or other communications medium, must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18         Demand for Poll on Adjournment. A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19         Chair Must Resolve Dispute. In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20         Casting of Votes. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21         Demand for Poll. No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22         Demand for Poll Not to Prevent Continuance of Meeting. The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23         Retention of Ballots and Proxies. The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.24         Meeting by Telephone or Other Communications Medium. ~~A shareholder or proxy holder may participate in a meeting of the shareholders~~ Subject to applicable law, Shareholder meetings may be held in person or ~~by telephone~~, if ~~all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder or proxy holder may participate in a meeting of the shareholders by a communications medium other than telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able~~ the directors so determine, may be entirely or partially by means of telephonic, electronic or other communication facilities that permit all participants at the meeting to communicate with each other ~~and if all shareholders or proxy holders who wish to participate in~~ during the meeting ~~agree to such participation~~. A shareholder or proxy holder who participates in a meeting in a manner contemplated by this Article 11.24 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner. A meeting held entirely by means of telephonic, electronic or other communication, facilities in accordance with this Article 11.24 shall be deemed to be held at the place where the registered office of the Company is located.

ARTICLE 12

VOTES OF SHAREHOLDERS

12.1            Number of Votes by Shareholder or by Shares. Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy. Notwithstanding the foregoing, for so long as the Special Voting Share is issued and outstanding and is entitled to vote on the matter, the holder of the Special Voting Share shall have the number of votes attached to the Special Voting Share pursuant to Article 28.3(2).

12.2            Votes of Persons in Representative Capacity. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3            Votes by Joint Holders. If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4            Legal Personal Representatives as Joint Shareholders. Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5            Representative of a Corporate Shareholder. If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6            Proxy Provisions Do Not Apply to All Companies. Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7            Appointment of Proxy Holders. Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8            Alternate Proxy Holders. A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9            When Proxy Holder Need Not Be Shareholder. A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10         Deposit of Proxy. A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11         Validity of Proxy Vote. A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12         Form of Proxy. A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment or postponement of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):_______________.

Signed this _______ day of __________, ______.

(Signature of shareholder)

(Name of shareholder - printed)

12.13         Revocation of Proxy. Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14         Revocation of Proxy Must Be Signed. An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15         Production of Evidence of Authority to Vote. The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13

DIRECTORS

13.1            First Directors; Number of Directors. The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4.

13.2           Change in Number of Directors. If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3           Directors’ Acts Valid Despite Vacancy. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4           Qualifications of Directors. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5           Remuneration of Directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6            Reimbursement of Expenses of Directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7            Special Remuneration for Directors. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8            Gratuity, Pension or Allowance on Retirement of Director. Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14

ELECTION AND REMOVAL OF DIRECTORS

14.1                           Election at Annual General Meeting. At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2            Consent to be a Director. No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3            Failure to Elect or Appoint Directors. If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4            Places of Retiring Directors Not Filled. If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5            Directors May Fill Casual Vacancies. Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6            Remaining Directors Power to Act. The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7            Shareholders May Fill Vacancies. If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8            Additional Directors. Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment

14.9            Ceasing to be a Director. A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10            Removal of Director by Shareholders. The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11            Removal of Director by Directors. The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable or similar offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

ARTICLE 15

POWERS AND DUTIES OF DIRECTORS

15.1            Powers of Management. The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2            Appointment of Attorney of Company. The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 16

DISCLOSURE OF INTEREST OF DIRECTORS

16.1            Obligation to Account for Profits. A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2            Restrictions on Voting by Reason of Interest. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3            Interested Director Counted in Quorum. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4            Disclosure of Conflict of Interest or Property. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5            Director Holding Other Office in the Company. A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6            No Disqualification. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7            Professional Services by Director or Officer. Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8            Director or Officer in Other Corporations. A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 17

PROCEEDINGS OF DIRECTORS

17.1            Meetings of Directors. The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2            Voting at Meetings. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3            Chair of Meetings. The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4            Meetings by Telephone or Other Communications Medium. A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5            Calling of Meetings. A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6            Notice of Meetings. Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7            When Notice Not Required. It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

17.8            Meeting Valid Despite Failure to Give Notice. The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9            Waiver of Notice of Meetings. Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to such director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10            Quorum. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11            Validity of Acts Where Appointment Defective. Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12            Consent Resolutions in Writing. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 18

EXECUTIVE AND OTHER COMMITTEES

18.1            Appointment and Powers of Executive Committee. The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

18.2            Appointment and Powers of Other Committees. The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.3            Obligations of Committees. Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4            Powers of Board. The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

18.5            Committee Meetings. Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 19

OFFICERS

19.1            Directors May Appoint Officers. The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2            Functions, Duties and Powers of Officers. The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3            Qualifications. No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4            Remuneration and Terms of Appointment. All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 20

INDEMNIFICATION

20.1            Definitions. In this Article 20:

(a)	“eligible penalty’ means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)            “expenses” has the meaning set out in the Business Corporations Act.

20.2            Mandatory Indemnification of Directors and Former Directors. Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3            Indemnification of Other Persons. Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4            Non-Compliance with Business Corporations Act. The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Article 20.

20.5            Company May Purchase Insurance. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21

DIVIDENDS

21.1            Payment of Dividends Subject to Special Rights. The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2            Declaration of Dividends. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3            No Notice Required. The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4            Record Date. The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5            Manner of Paying Dividend. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of cash or specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6            Settlement of Difficulties. If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7            When Dividend Payable. Any dividend may be made payable on such date as is fixed by the directors.

21.8            Dividends to be Paid in Accordance with Number of Shares. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9            Receipt by Joint Shareholders. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10            Dividend Bears No Interest. No dividend bears interest against the Company.

21.11            Fractional Dividends. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12            Payment of Dividends. Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13            Capitalization of Surplus. Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

ARTICLE 22

DOCUMENTS, RECORDS AND REPORTS

22.1            Recording of Financial Affairs. The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2            Inspection of Accounting Records. Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

ARTICLE 23

NOTICES

23.1            Method of Giving Notice. Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)            physical delivery to the intended recipient;

(f)	as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

23.2            Deemed Receipt of Mailing. A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3            Certificate of Sending. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4            Notice to Joint Shareholders. A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5            Notice to Trustees. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)            mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

ARTICLE 24

SEAL AND EXECUTION OF DOCUMENTS

24.1            Who May Attest Seal. Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

24.2            Sealing Copies. For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3            Mechanical Reproduction of Seal. The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

24.4            Execution of Documents Generally. The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such instrument, document or agreement.

ARTICLE 25

PROHIBITIONS

25.1            Definitions. In this Article 25:

(a)           “designated security’ means:

(i)	a voting security of the Company;

(ii)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

(b)            “security” has the meaning assigned in the Securities Act (British Columbia);

(c)            “voting security” means a security of the Company that:

(i)	is not a debt security, and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2            Application. Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3            Consent Required for Transfer of Shares or Designated Securities. No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

ARTICLE 26

EXERCISE OF STATUTORY RIGHTS

26.1            Statutory Rights. Wherever and to the extent that the Business Corporations Act confers a Statutory Right, the Company acknowledges and agrees that each Unitholder is entitled to the benefit of such Statutory Right directly, as if it was the registered holders of the shares of the Company receivable upon the redemption of the Class C Unit owned of record by the Unitholder pursuant to Trilogy LLC Agreement;

26.2            Entitlement to Direct Exercise of Statutory Right. If a Unitholder wishes to exercise a Statutory Right directly, it shall give written notice to this effect to the Company, accompanied by evidence that the Unitholder is a registered owner of Class C Units. Provided that such evidence is satisfactory to the Company, acting reasonably, the Company will permit the Unitholder to exercise such Statutory Right directly, to the maximum extent possible, as if the Unitholder was the registered owner of the shares of the Company receivable upon the redemption of the Class C Unit owned of record by such Unitholder pursuant to the Trilogy LLC Agreement.

26.3            Termination of Statutory Rights. All of the rights of a Unitholder with respect to the Statutory Rights shall be deemed to be surrendered by the Unitholder to the Company and such Statutory Rights shall cease immediately upon the Unitholder no longer holding Class C Units.

ARTICLE 27

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

ATTACHED TO THE COMMON SHARES

Subject to Article 29, the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

27.1            Dividends. The holders of Common Shares shall be entitled, as such, to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors, in their absolute discretion, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

27.2            Dissolution. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company after satisfaction of all liabilities and obligations to creditors of the Company and after CDN$1.00 is distributed to the holder of the Special Voting Share. Upon payment of the amount so payable to them as provided above, the holders of the Common Shares shall not be entitled to share in any further distribution of the property or assets of the Company.

27.3	Voting Rights

(a)	The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company. Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)	Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Common Shares and the Special Voting Share shall vote together as if they were a single class of shares.

(c)	Except as explicitly required by the Business Corporations Act, or by law, the holders of the Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of the Company to: (i) increase or decrease the maximum number of Common Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

ARTICLE 28

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

ATTACHED TO THE SPECIAL VOTING SHARE

Subject to Article 29, the rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

28.1                        Definitions. Where used in these Special Voting Share Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Class C Unit Redemption Rights” means the redemption rights attaching to the Class C Units pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Trilogy (as it may be amended);

(b)	“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited or limited liability partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, trustee, executor, administrator or other legal representative, stock exchange, a governmental entity or other entity, whether or not having legal status; and

(c)	“Subsidiary” means, with respect to any person, any other person of which (a) more than 50% of the outstanding voting securities or outstanding votes are directly or indirectly owned by such person, or (b) such person or any subsidiary of such person is a general partner (excluding partnerships in which such party or any subsidiary of such person does not have a majority of the voting interests in such partnership).

28.2                        Dividends. No holder of the Special Voting Share shall be entitled, as such, to receive dividends and the Company shall not pay dividends thereon.

28.3	Voting Rights.

(1)	Entitlement to Vote and Receive Notice of Shareholder Meetings

(a)	Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the Common Shareholders at any shareholders meeting (a “Meeting”) of the Company and to exercise the right to consent to any matter on which the written consent (a “Consent”) of the Common Shareholders is sought by the Company.

(b)	The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Company which the Common Shareholders are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Company to its Common Shareholders relating to Meetings and any Consents sought by the Company from its Common Shareholders. All such notices and other materials shall be sent to the holder of the Special Voting Share concurrently with delivery to the Common Shareholders.

(2)	Number of Votes

(a)	With respect to any Meeting or Consent, the Special Voting Share shall entitle the holder thereof to cast and exercise that number of votes equal to the number of votes which would attach to the Common Shares receivable by the Unitholders upon the redemption of all Class C Units outstanding from time to time (other than Class C Units held by the Company or its Subsidiaries, if any) in the manner set forth in the Class C Unit Redemption Rights.

(b)	The determination of the number of votes attached to the Special Voting Share calculated in accordance with Article 28.3(2)(a) shall be made as of the record date established by the Company or by the Business Corporations Act for the determination of shareholders entitled to vote on such matter or, if no record date is established, the date such vote is taken or any consent of shareholders is effective.

(c)	Fractional votes shall not be permitted and any fractional voting rights otherwise resulting from Article 28.3(2)(a) shall be rounded down to the nearest whole number.

(3)	Class Voting.

(a)	Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)	Except as explicitly required by the Business Corporations Act, the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend these Articles to: (i) increase or decrease the maximum number of Special Voting Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled under Article 28.4 below; or (iii) create a new class of shares equal or superior to the Special Voting Share.

28.4                        Redemption. The Special Voting Share shall not be subject to redemption, except that at such time as no Class C Units (other than Class C Units owned by the Company and its Subsidiaries) shall be outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with an amount equal to CDN$1.00 due and payable to the holder of the Special Voting Share upon such redemption.

28.5                        Dissolution. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive CDN$1.00 after satisfaction of all liabilities and obligations to creditors of the Company but before the distribution of the remaining property and assets of the Company to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Company.

ARTICLE 29

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE

COMMON SHARES AND TO THE SPECIAL VOTING SHARE

The rights, privileges, restrictions and conditions attaching to the Common Shares in Article 27 above, and the rights, privileges, restrictions and conditions attaching to the Special Voting Share in Article 28 above, are subject to the following:

29.1                        Definitions. Where used in this Article 29, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Affiliate” means, with respect to any Person, (a) that is not a natural person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, and (b) that is a natural person, any (i) Immediate Family Member of such person, or (ii) a trust the beneficiaries of which, or any corporation, limited or unlimited liability company or partnership, the majority stockholders, members or partners of which, include only such person or such person’s Immediate Family Members. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by,” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Effective Date” means February 7, 2017;

(c)	“Immediate Family Member” means, as to any natural person, the current or any former spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) of such person, any lineal descendant (defined to include any adopted children) of such person or such current or former spouse, any sibling or parent of such person, or any lineal descendant (including adopted children) of a sibling of such person;

(d)	“Independent Directors of the Company” means those directors of the Company who are not employees, officers, managers or partners of the Company or any of its affiliates, and who are not holders of any Class C Units or employees, officers, managers, partners or Affiliates of any holder of Class C Units, and who have been determined to be independent directors of the Company by the board of directors of the Company;

(e)	“Person” means any individual, corporation, partnership, firm, joint venture, association, limited or unlimited liability company, joint stock company, trust, estate, unincorporated organization, governmental authority, or other entity; and

(f)	“Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$100 million (as reasonably determined by the Board of Directors), other than in the ordinary course of business, by the Company or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Company or any wholly-owned subsidiary entity of the Company and result (as reasonably determined by the Board of Directors) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Class C Unit (as constituted on the close of business on the Effective Date) of Trilogy and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on the Effective Date) of the Company, assuming that all of the after-tax net proceeds to be received by Trilogy and the Company or any wholly owned subsidiary entity of the Company were fully distributed to the respective equity holders of Trilogy and the Company.

29.2                        Voting of Common Shares and Special Voting Share on Proposed Sale Transaction. Notwithstanding anything to the contrary contained in Article 27 and Article 28 of these Articles, in addition to any other required approvals, if any Class C Units (as constituted on the close of business on the Effective Date) of Trilogy would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company, be subject to the approval of the holders of the Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

29.3                        Amendment. The provisions of this Article 29 may only be amended with the approval of the holders of the Common Shares and, if the Special Voting Share is outstanding, the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

ARTICLE 30

OWNERSHIP AND VOTING RESTRICTIONS

30.1                        Definitions. Where used in this Article 30, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“25% or more ownership or control interest” has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(a)	a beneficial entitlement to, or a beneficial interest in, 25% or more of the Company’s securities;

(b)	the power to control the composition of 25% or more of the board of directors of the Company; or

(c)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of the Company;

“associate” has the meaning set forth in the Overseas Investment Act 2005;

“Contravening Shareholder” has the meaning set forth in Article 30.5;

“Directors’ determination” and similar expressions mean a determination made by the Directors of the Company in accordance with Article 30.11;

“Contravention Notice” has the meaning set forth in Article 30.8;

“excess securities” means securities of the Company, beneficially owned or controlled in contravention of the New Zealand Ownership Constraint;

“Minister” has the meaning set forth in the Overseas Investment Act 2005;

“New Zealand Ownership Constraint” has the meaning set forth in Article 30.4;

“Overseas Investment Act 2005” means the Overseas Investment Act 2005 (New Zealand) as amended from time to time;

“overseas investment in significant business assets” has the meaning set forth in the Overseas Investment Act 2005;

“overseas person” has the meaning set forth in the Overseas Investment Act 2005;

“Overseas Shareholder” has the meaning set forth in Article 30.4;

“OIO Consent” has the meaning set forth in paragraph (a) of Article 30.19;

“security” has the meaning set forth in the Overseas Investment Act 2005;

“shareholder default” has the meaning set forth in paragraph (d) of Article 30.8;

“shareholder’s declaration” means a declaration made in accordance with Article 30.15; and

“suspension” has the meaning set forth in Article 30.7 and “suspend”, “suspended” and similar expressions have corresponding meanings.

30.2                        Inconsistencies. Any provision of this Article 30 that may be read in a manner that is inconsistent with the Overseas Investment Act 2005 shall be read so as to be consistent therewith.

30.3                        Application to Proxies. For greater certainty, no person is presumed to be an associate of any other person for purposes of this Article 30 solely by reason that one of them has given the other the power to vote or direct the voting of voting securities of a class of voting securities at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

30.4                        Ownership Constraint. An overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an “Overseas Shareholder”), shall not (i) acquire a 25% or more ownership or control interest in the Company; or (ii) increase an Overseas Shareholder’s existing 25% or more ownership or control interest in the Company, in each case, without complying with Article 30.19 (the foregoing prohibition is referred to in this Article 30 as the “New Zealand Ownership Constraint”).

30.5                        Contravening Shareholder. In the event that it appears from the central securities register of the Company that, or in the event of a Directors’ determination that, there is a contravention of the New Zealand Ownership Constraint by an Overseas Shareholder (a “Contravening Shareholder”), the Company may refuse to:

(a)	accept any subscription for securities of the Company from the Contravening Shareholder;

(b)	issue any securities of the Company to the Contravening Shareholder;

(c)	register or otherwise recognize the transfer of any securities of the Company from any securityholder of the Company to the Contravening Shareholder; or

(d)	purchase or otherwise acquire any securities of the Company, except as provided herein.

30.6                        Contravention Notice. In the event of a Directors’ determination that there is a contravention of the New Zealand Ownership Constraint by a Contravening Shareholder, the Company shall send a Contravention Notice to such Contravening Shareholder.

30.7                        Suspension. The Company may, by Director’s determination, suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to any excess securities of the Company beneficially owned, or controlled, or considered by this Article 30 or the Overseas Investment Act 2005, to be beneficially owned, or controlled, by the Contravening Shareholder.

30.8                        Notice. Any notice (a “Contravention Notice”) required to be sent to the Contravening Shareholder pursuant to Article 30.6:

(a)	shall specify in reasonable detail the nature of the contravention of the New Zealand Ownership Constraint, the number of securities of the Company determined to be excess securities and the consequences of the contravention specified in this Article 30;

(b)	shall request an initial or further shareholder’s declaration; and

(c)	shall specify a date, which shall be not less than 30 days, after the date of the disposition notice, by which the excess securities are to be sold or otherwise disposed of by the Contravening Shareholder unless the Contravening Shareholder complies with Article 30.19;

(d)	shall state that unless the Contravening Shareholder:

(i)	sells or otherwise disposes of the excess securities by the date specified in the Contravention Notice on a basis that does not result in any contravention of the New Zealand Ownership Constraint and provides to the Company, in addition to the shareholder’s declaration requested pursuant to paragraph (b) of this Article 30.8, written evidence satisfactory to the Company of such sale or other disposition;

(ii)	provides to the Company, in addition to the shareholder’s declaration requested pursuant to paragraph (b) of this Article 30.8, written evidence satisfactory to the Company that no such sale or other disposition of excess securities is required; or

(iii)	has complied with Article 30.19,

such default (a “shareholder default”) shall result in the continued suspension of the Contravening Shareholder’s voting rights pursuant to Article 30.7.

30.9                        Written Evidence from Contravening Shareholder. In the event that, following the sending of a Contravention Notice, written evidence is submitted to the Company for purposes of subparagraph (d)(ii) of Article 30.8, the Company shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 30 days after the receipt thereof stating whether the evidence has or has not satisfied the Company that no sale or other disposition of excess securities is required. If the evidence has so satisfied the Company, such contravention notice shall be cancelled and such second notice shall so state. If the evidence has not so satisfied the Company, such second notice shall reiterate the statements required to be made in such disposition notice pursuant to paragraphs (c) and (d) of Article 30.8. In either case, the 30 day period referred to in paragraph (c) of Article 30.8 shall be automatically extended to 30 days following the date of the second notice.

30.10                      Consequences. Notwithstanding any other provision of this Article 30, a contravention of the New Zealand Ownership Constraint shall have no consequences under these articles except those that are expressly provided for in this Article 30. For greater certainty but without limiting the generality of the foregoing:

(a)	no transfer, issue or ownership of, and no title to, securities of the Company;

(b)	no resolution of shareholders (except to the extent that the result thereof is affected as a result of a directors’ determination under Article 30.7); and

(c)	no act of the Company, including any transfer of property to or by the Company;

shall be invalid or otherwise affected by any contravention of the New Zealand Ownership Constraint or the failure by the Company to suspend any rights of a Contravening Shareholder pursuant to Article 30.7.

30.11                      Director Determinations. The Directors shall make any Directors’ determination contemplated by this Article 30:

(a)	after the relevant shareholder’s declarations have been requested and received by the Company, only:

(i)	on a basis consistent with those shareholder’s declarations; or

(ii)	if the Directors are of the opinion that the shareholder’s declarations do not contain adequate or accurate information, if the Directors believe and have reasonable grounds for believing that they will not be provided with shareholder’s declarations that do contain adequate and accurate information; or

(b)	whether or not any shareholder’s declaration has been requested or received by the Company, only if the Directors believe and have reasonable grounds for believing that they have sufficient information to make the determination, that the consequences of the Directors’ determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any shareholder’s declaration.

30.12                      Reliance on Information. In administering the provisions of this Article 30, including, without limitation, in making any Directors’ determination in accordance with Article 30.11 or otherwise, the Directors may rely on any information on which the Directors consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the Directors may rely upon any shareholder’s declaration, the securities register of the Company, the knowledge of any director, officer or employee of the Company or any advisor to the Company and the opinion of counsel to the Company.

30.13                      Director Liability. In administering the provisions of this Article 30, including, without limitation, in making any Directors’ determination, the Directors shall act honestly and in good faith. Provided that the Directors so act, they shall not be liable to the Company and neither they nor the Company shall be liable to any holder or beneficial owner of securities of the Company or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Article 30.

30.14                      Directors’ Resolution. Any Directors’ determination required or contemplated by this Article 30 shall be expressed and conclusively evidenced by a resolution duly adopted.

30.15                      Compliance. For purposes of monitoring the compliance with and of enforcing the provisions of this Article 30, the Directors may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with the Company or its registrar and transfer agent a completed shareholder’s declaration. The Directors shall determine from time to time written guidelines with respect to the nature of the shareholder’s declaration to be requested, the times at which shareholder’s declarations are to be requested and any other relevant matters relating to shareholder’s declarations.

30.16                      Content of Shareholder’ Declaration. A shareholder’s declaration shall be in the form from time to time determined by the Directors pursuant to Article 30.15 and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder’s declaration may be required to contain information with respect to:

(a)	whether the person is the beneficial owner of or controls particular securities of the Company or whether any other person is the beneficial owner of or controls those securities; and

(b)	whether the person or any other beneficial owner of the securities of the Compay is or is not an overseas person pursuant to the Overseas Investment Act 2005.

30.17                      Term. The provisions of this Article 30 shall cease to be binding on the Company and its shareholders upon the earlier of: (i) the repeal of the Overseas Investment Act 2005; and (ii) the date that the Company does not, directly or indirectly, hold a 25% or more ownership or control interest in Two Degrees Mobile Limited and no longer holds an overseas investment in significant business assets.

30.18                      Delegation. No power of the Directors hereunder may be delegated to any committee, person or persons, despite anything to the contrary contained in these Articles.

30.19                      Consent. Notwithstanding any other provision of this Article 30, an Overseas Shareholder (the “Applying Shareholder”) may acquire a 25% or more ownership or control interest in the Company or increase the Applying Shareholder’s existing 25% or more ownership or control interest in the Company, if, prior to making such acquisition:

(a)	the Applying Shareholder has made an application for consent (the “OIO Consent”) to acquire a 25% or more ownership or control interest in the Company or increase the Applying Shareholder’s existing 25% or more ownership or control interest in the Company, as the case may be, in accordance with the Overseas Investment Act 2005; and

(b)	the OIO Consent has been granted by the applicable Minister.

30.20                      Underwriter Exemption. Notwithstanding any other provision of this Article 30, the provisions of this Article 30 shall not apply in respect of any person holding securities as underwriter (as defined in the Securities Act (British Columbia) as amended from time to time) in the course of a distribution of securities of the Company.

30.21                      Other Laws. Should the Company’s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, the Board of Directors, with the approval in writing of at least 75% of all of the Directors, may elect to apply any or all of the provisions of this Article 30, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as the Company sees fit.

ARTICLE 31

ADVANCE NOTICE OF MEETINGS OF SHAREHOLDERS

31.1                        Nomination Procedures. Subject only to the Business Corporations Act, regulations, Applicable Securities Law and articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)	by any person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this Article 31 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this Article 31.

31.2                        Timely notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the General Counsel of the Company in accordance with this Article 31.

31.3                        Manner of timely notice. To be timely, a Nominating Shareholder’s notice under this Article 31 must be given:

(a)	in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made.

31.4                        Proper form of notice. To be in proper written form, a Nominating Shareholder’s notice under this Article 31 must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, province or state, and country of residence of the person, (B) the principal occupation, business or employment of the person, both present and within the five years preceding the notice, (C) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws; and

(b)	as to the Nominating Shareholder, (A) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws,

(c)	References to “Nominating Shareholder” in this Article 31 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

31.5                        Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required under this Article 31 to be provided in such notice shall be true and correct as of the record date for the meeting.

31.6                        Power of the chairman. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

31.7                        Delivery of notice. Notwithstanding any other provision of these articles, notice given to the General Counsel of the Company pursuant to this Article 31 may only be given by personal delivery, facsimile transmission or by email (provided that the General Counsel of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the General Counsel of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

31.8                        Waiver. Notwithstanding the foregoing, the board may, in its sole discretion, waive any or all requirements in this Article 31.

31.9                        Definitions. For purposes of this Article 31,

(a)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(b)	“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person’s affiliates (as defined in the Business Corporations Act) owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) such shares as to which such person or any of such person’s affiliates (as defined in the Business Corporations Act) has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; and (iii) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(c)	“close of business” means 5:00 p.m. (Vancouver time) on a business day in British Columbia, Canada; and

(d)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

[signature page follows]

DATED:
(to be signed by a Director)

SCHEDULE “B”

BOARD MANDATE

1.            Purpose

The Board of Directors (the “Board”) has the duty to supervise the management of the business and affairs of Trilogy International Partners Inc. (the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.            Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors, the number of Board meetings, quorum requirements, meeting procedures and notices of meetings are governed by the Business Corporations Act (British Columbia), applicable Canadian securities laws, applicable stock exchange rules (including the rules of the Toronto Stock Exchange) and the articles of the Company, in each case as they may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Compensation and Corporate Governance Committee.

Chair of the Board

If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as “Lead Independent Director” and who will assume responsibility for enhancing the effectiveness and independence of the Board.

3.            Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)          Strategic Plans

The Board shall adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b)          Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)          Monitoring

At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(a)          General

At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)          Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(a)          General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company’s approach to human resource management and executive compensation.

(b)          Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Independent Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(c)          Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(a)          General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company’s approach to corporate governance.

(b)         Director Independence

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(c)          Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Compensation and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Compensation and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

(d)          Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Communications

(a)            General

The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.

(b)            Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports, periodic press releases and other continuous disclosure documentation, as applicable. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time. In addition, the Company shall maintain a website that is regularly updated and provides investors with relevant information on the Company and an opportunity to communicate with the Company.

4.            Committees of the Board

The Board has established the following committees: the Compensation and Corporate Governance Committee and the Audit Committee. Subject to applicable law and regulations, the Board may establish other Board committees or merge or dispose of any such Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each committee mandate shall be reviewed by the Compensation and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5.            Meetings

The Board will endeavour to meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s constating documents.

Secretary and Minutes

The Company’s Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present. The Lead Independent Director, if applicable, is primarily responsible for the agenda and for supervising the conduct of the meeting.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

In discharging the foregoing duties and responsibilities, the Board shall have unrestricted access to management and employees of the Company and to the relevant books, records and systems of the Company as considered appropriate. The Board shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committees

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public corporation.

6.            Director development and evaluation

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. The Compensation and Corporate Governance Committee shall review with each new member: (i) certain information and materials regarding the Company, including the role of the Board and its committees; and (ii) the legal obligations of a director of the Company. At least annually, the Board with the assistance of the Compensation and Corporate Governance Committee, shall review the Company’s initial orientation program and continuing director development programs.

7.            No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and Bylaws, it is not intended to establish any legally binding obligations.

SCHEDULE “C”

AUDIT COMMITTEE CHARTER

Section 1	PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Trilogy International Partners Inc. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)	satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than the public disclosure described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation;

(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public; and

(h)	receiving and acting on reports regarding possible violations of the Corporation’s Code of Business Conduct and Ethics.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2	LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 — Audit Committees (“52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member must be “financially literate” within the meaning of 52-110 or must become financially literate within a reasonable period of time following his or her appointment. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation’s articles from time to time.

Section 4	ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(2)	Determine any desired agenda items;

(3)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(4)	Review the public disclosure regarding the Audit Committee required by 52-110;

(5)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(6)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(7)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(8)	Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(9)	Review other financial information provided to any governmental body or the public as they see fit.

(10)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(11)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(12)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(13)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(14)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(15)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(16)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(17)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(18)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(19)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(20)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(21)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(22)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(23)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(24)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(25)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(26)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(27)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(28)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(29)	Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(30)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(31)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(32)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(33)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(34)	The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(35)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(36)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(37)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(38)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(39)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

Section 5	AUDIT COMMITTEE COMPLAINT PROCEDURES

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s security holders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation or other liability whatsoever.

SCHEDULE “D”

COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE MANDATE

1.            Purpose And Scope

The Compensation and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Trilogy International Partners Inc. (the “Company”) shall exercise the responsibilities and duties set forth below in respect of compensation and corporate governance matters.

The Committee’s responsibilities and duties shall include, but not be limited to: determining and making recommendations with respect to all forms of compensation to be granted to the Chief Executive Officer of the Company (“CEO”); reviewing the CEO’s recommendations respecting compensation of the other senior executives of the Company; and determining and making recommendations with respect to the corporate governance of the Company.

In respect of corporate governance matters, the Company believes that “corporate governance” means the process and structure used to oversee the management of the business and affairs of the Company in the best interests of the Company. The process and structure define the division of power between, and establish mechanisms for achieving accountability by, the Board and senior management of the Company.

2.            Membership

Number of Members

The Committee shall be composed of three or more members of the Board.

Independence of Members

A majority of the members of the Committee shall be independent, within the meaning of the provisions of National Policy 58-201 Corporate Governance Guidelines, as it may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3.            Meetings

Number of Meetings

The Committee shall meet as many times as required to carry out its duties and responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

4.            Duties and Responsibilities

Subject to the powers and duties of the Board, the Board has delegated the following powers and duties to be performed by the Committee on behalf of and for the Board:

Compensation Overview

To fulfil its responsibilities and duties in developing the Company’s approach to compensation issues, the Committee shall:

(a)	review and approve corporate goals and objectives relevant to CEO compensation;

(b)	evaluate the CEO’s performance in light of those corporate goals and objectives, and make recommendations to the Board with respect to the CEO’s compensation level based on its evaluation;

(c)	review the recommendations to the Committee of the CEO respecting the appointment, compensation and other terms of employment of the Chief Financial Officer, all senior management reporting directly to theCEO and all other officers appointed by the Board and, if advisable, approve and recommend for Board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(d)	conduct in-depth reviews of succession options relating to senior management positions and, when appropriate, approve the rotation of senior executives into new roles to broaden their responsibilities;

(e)	prepare an emergency succession plan and contingency plan for the Company for the CEO for a scenario in which the CEO suddenly and unexpectedly is unable to perform his or her duties for an extended period;

(f)	administer and interpret the Company’s share compensation agreements and its policies respecting the grant of options or other share-based compensation or the sale of shares thereunder, and review and recommend for approval of the Board the grant of options thereunder and the terms thereof;

(g)	review the Company’s pension and retirement arrangements in light of the overall compensation policies and objectives of the Company;

(h)	review employment agreements between the Company and the CEO, and between the Company and executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the Committee and approval by the Board;

(i)	review management’s policies and practices respecting the Company’s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or directors or amending or extending any such existing personal loans or arrangements;

(j)	recommend to the Board for its approval the terms upon which directors shall be compensated, including the Chair of the Board (if applicable) and those acting as committee chairs and committee members;

(k)	review on a periodic basis the terms of and experience with the Company’s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(1)	review executive compensation disclosure before the Company publicly discloses this information;

(m)	submit a report to the Board on human resources matters at least annually; and

(n)	prepare an annual report for inclusion in the Company’s management information circular to shareholders respecting the process undertaken by the Committee in its review of compensation issues and prepare a recommendation in respect of CEO compensation.

Corporate Governance Overview

To fulfil its responsibilities and duties in developing the Company’s approach to corporate governance issues, the Committee shall:

(o)	conduct a periodic review of the Company’s corporate governance policies and make policy recommendations aimed at enhancing Board and committee effectiveness. The Committee shall review overall governance principles, monitor disclosure and best practices of comparable and leading companies, and bring forward to the Board a list of corporate governance issues for review, discussion or action by the Board or its committees;

(p)	review the disclosure in the Company’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Board regarding any other reports required or recommended on corporate governance;

(q)	propose agenda items and content for submission to the Board related to corporate governance issues and provide periodic updates on recent developments in corporate governance to the Board;

(r)	conduct a periodic review of the relationship between management and the Board, particularly in connection with a view to ensuring effective communication and the provision of information to directors in a timely manner;

(s)	review annually the Board of Directors Mandate and the mandates for each committee of the Board, and where necessary, recommend changes to the Board. The Committee shall review and recommend the appropriate structure, size, composition, mandate and members for the committees, and recommend for Board approval the appointment of each to Board committees;

(t)	recommend procedures to ensure that the Board and each of its committees function independently of management;

(u)	monitor conflicts of interest (real or perceived) of both the Board and management in accordance with the Code of Business Conduct and Ethics, and other policies on conflicts of interest and ethics; and

(v)	recommend procedures to permit the Board to meet on a regular basis without management or non-independent directors.

Nomination, Composition and Qualifications for the Board

To fulfil its responsibilities and duties in developing the Company’s approach to nomination, composition and qualifications for the Board, the Committee shall:

(w)	develop and update a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company, and report to the Board thereon at least annually;

(x)	undertake on an annual basis an examination of the size of the Board, with a view to determining the impact of the number of directors, the effectiveness of the Board, and recommend to the Board, if necessary, a reduction or increase in the size of the Board;

(y)	endeavour, in consultation with the Chair of the Board (or lead director, if applicable), to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole as well as the committees of the Board with a view to ensuring that they are fulfilling their respective responsibilities and duties;

(z)	in consultation with the Chair of the Board (or lead director, if applicable), and the CEO, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Board new director nominees for the next annual meeting of shareholders; and

(aa)	in consultation with the Chair of the Board (or lead director, if applicable), annually or as required, recommend to the Board, the individual directors to serve on the various committees.

In making its recommendations, the Committee shall consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the boardroom. The Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as a Board member.

The Committee may also recommend for Board approval the removal of a director from the Board or from a Board committee if he or she is no longer qualified to serve as a director under applicable requirements or for any other reason the Committee considers appropriate.

Orientation and Continuing Education of Board Members

The Committee shall maintain policies and procedures to ensure sufficient orientation procedures are in place to enable new directors to operate efficiently from the beginning of their appointment. The Committee shall review with each new member: (i) certain information and materials regarding the Company, including the role of the Board and its committees;and (ii) the legal obligations of a director of the Company.

The Committee shall also ensure that sufficient continuing education and development programs are in place for all members of the Board.

The Committee shall review, monitor and, where necessary, make recommendations regarding the Company’s initial orientation and the continuing education and development program for existing directors.

Board Effectiveness

The Committee, in consultation with the Chair of the Board (or lead director, if applicable), shall endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole as well as the committees of the Board with a view to ensuring that they are fulfilling their respective responsibilities and duties.

The Committee shall recommend to the Board an appropriate annual process to evaluate the Board and each of the committees, and the responsibilities of each of the directors individually.

Review of Breaches of the Code of Business Conduct and Ethics

The Committee shall receive reports from the CEO regarding breaches of the Code of Business Conduct and Ethics, and shall in turn report those breaches to the Board. The Committee shall review investigations and any resolutions of complaints received under the Code of Business Conduct and Ethics and report annually to the Board thereon.

5.            Access to Management and Outside Advisors

The Committee shall have unrestricted access to management and employees of the Company, including documents and resources necessary to carry out its duties and responsibilities. In the discharge of its duties and responsibilities, the Committee shall have the authority to communicate directly with and seek information it requires from any officer or employee of the Company and such persons shall be instructed by the Board to respond to such inquiries.

The Committee shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Company shall provide appropriate funding, as determined by the Committee, for the services of these advisors.

6.            Sub-Committee

The Committee may designate a sub-committee to review any matter within this Mandate as the Committee deems appropriate.

7.            Mandate Review

The Committee shall review and assess the adequacy of this Mandate at least annually to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to this Mandate as considered.

8.            No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles, it is not intended to establish any legally binding obligations.

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